AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
      July 23 2001  Registration No.:333-62226


                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                          Amendment No. 1 to
                               FORM SB-2

                       REGISTRATION STATEMENT
                                UNDER
                    THE SECURITIES ACT OF 1933


                   SCIENCE DYNAMICS CORPORATION
  (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

       ----------------------------------------------------------
            Delaware              3661               22-2011859
       (State or jurisdiction    (Primary standard   (I.R.S. Employer
        of incorporation)         industrial         Identification Number)
                                  classification
                                  code number)


            1919 Springdale Road, Cherry Hill, New Jersey, 08003
                             (856) 424-0068
    (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND
     PRINCIPAL PLACE OF BUSINESS)

                   Joy C. Hartman, President
      1919 Springdale Road, Cherry Hill, New Jersey, 08003
                       (856) 424-0068
     (ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                         Copies to:

                   Gregory Sichenzia, Esq.
                    Thomas A. Rose, Esq.
               Sichenzia, Ross, Friedman & Ference LLP
                    135 W. 50th Street
                 New York, New York 10020
          Phone (212) 664-1200, Fax (212) 664-7329

Approximate date of proposed sale to the public: From time to time as the selling shareholders may decide.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                    Calculation of Registration Fee
------------------------------------------------------------------------------
Title of each  Amount of    Proposed Maximum  Proposed Maximum    Amount of
Class of       shares to be Offering price    Aggregate Offering  Registration
securities to  Registered   per Share         Price (1)           Fee
be registered
------------------------------------------------------------------------------
Common stock,  2,941,176    $0.81 (1)         $ 2,382,353 (1)     $596
par value
$.01 per
share
------------------------------------------------------------------------------
Common stock,    872,727    $0.81                $706,909         $177
par value $.01
per share
issuable upon
exercise of
warrants
------------------------------------------------------------------------------
Total          3,813,903                                          $773

1. Based on the closing bid price of the common stock on June 1, 2001.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                               Prospectus

                      SCIENCE DYNAMICS CORPORATION

                        3,813,903 shares of common shares

Up to 3,813,903 shares of our common stock are being offered by the security holders named in this prospectus. We will not receive any of the proceeds from the sale of common stock by the security holders. However, we may receive amounts upon exercise of outstanding warrants.


Our common stock is traded in the Nasdaq SmallCap Market under the symbol "SIDY". On July 20, 2001 the closing price of our common stock was $.25 per share as reported on Nasdaq.

Please see "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



  The date of this prospectus is __________, 2001

                            TABLE OF CONTENTS

Prospectus Summary                                                      3
Summary Financial Data                                                  4
Risk Factors                                                            5
The Offering                                                            8
Use of Proceeds                                                         10
Dividend Policy                                                         11
Management's Discussion and Analysis of Financial Condition and
Results of Operations                                                   12
Business                                                                18
Management                                                              26
Certain Transactions                                                    30
Principal Security Holders                                              32
Description of Securities                                               33
Selling Shareholder                                                     35
Plan of Distribution                                                    36
Legal Matters                                                           37
Experts                                                                 37
How to Get More Information                                             38
Financial Statements                                                   F-1

                          PROSPECTUS SUMMARY

You should read the following summary together with more detailed information and our combined financial statements and the notes to those statements appearing elsewhere in this prospectus.

Our Business

Science Dynamics Corporation has developed, designed and marketed a variety of hardware oriented, telecommunications equipment over the past 23 years. We primarily develop and market hardware and software products and applications for the telecommunications industry that use third party hardware.

Today we focus on three primary product lines:

 - Commander Inmate Telephone Control System - originally designed in 1986, this system provides timing and call control for collect phone calls made by inmates from U.S. correctional institutions.

 - Integrator Series of IP Gateways - commonly referred to as Voice over Internet Protocol or IP Telephony. IP Telephony refers to communication services - voice, facsimile, and/or voice messaging applications - that are transported via the Internet, rather than the traditional telephone network.

 - VFX-250S Video over Frame Relay device - a hardware based device designed to upgrade Frame Relay Networks to handle video conferencing applications in addition to their traditional data requirements. The VFX establishes the first ever means of transporting continuous data bit streams over Frame Relay.
   Frame Relay is a packet switching protocol. Data packets referred to as "frames" are routed to different destinations dependant on header (address) information.


Our Offices

Our executive offices are located at 1919 Springdale Road, Cherry
Hill, New Jersey, 08003, our telephone number is (856) 424-0068; and
our web site can be accessed at www.scidyn.com.   Information
contained in our web site is not part of this prospectus.

                          The Offering Summary
----------------------------------------------------------------------------
Total shares of common stock
outstanding as of May 31, 2001             17,657,901
----------------------------------------------------------------------------
Common stock offered for sale by           Up to 3,813,903 shares, assuming
the selling shareholders                   the issuance of all  of the
                                           shares registered in connection
                                           with the convertible notes and
                                           exercise of all warrants by the
                                           selling shareholders.
----------------------------------------------------------------------------
Use of Proceeds                            We will not receive any of the
                                           proceeds of the shares offered by
                                           the selling shareholder. Any
                                           proceeds we receive from our
                                           sales of common stock upon the
                                           exercise of warrants will be used
                                           for working capital and other
                                           general corporate purposes.
----------------------------------------------------------------------------
Nasdaq Symbol                              "SIDY"
----------------------------------------------------------------------------

                         Summary Financial Data

You should read the following summary financial data together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

                                 Year Ended              Three Months Ended
                                December 31,                  March 31,

                             2000         1999            2001        2000
                             ----         ----            ----        ----
Statement of operations
data:

Revenues                   $5,269,377  $2,347,984     $194,113   $1,443,482


Cost of revenues            1,891,484   1,330,886      136,847      572,042

Gross margin                3,377,893   1,017,098       57,266      871,440

Selling, general and
administrative              4,747,424   3,059,765    1,321,739      860,973

Income from
operations                 (1,369,531) (2,042,667)  (1,264,473)      10,467

Interest expense,
net of interest
income                         30,269     (12,219)       4,638        2,898

Total other
expenses                       30,269     (12,219)       4,638        2,898

Net (loss)                 (1,339,262) (2,054,886)  (1,259,835)      13,365

Basic and diluted
earnings (loss) per
share                          $(0.08)     $(0.12)      $(0.07)    $      -

Shares used in basic and
diluted earnings
(loss) per share            17,549,993  16,777,070  17,783,710   16,777,070



                           As of              As of
                           December           March
                           31, 2000           31,2001
                           ----------         ----------

Balance sheet data:


Total working capital
(deficit)                 $ 1,142,948       $    (70,527)

Total assets              $ 3,008,152       $  1,814,401

Total liabilities         $   662,890       $    728,974

Total stockholders'
equity                    $ 2,345,262       $  1,085,427

                               RISK FACTORS


An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors before investing in our common stock.

We have a history of losses which may continue, requiring us to seek additional sources of capital which may not be available, requiring us to curtail or cease operations.

We incurred net losses of $1,339,262 for the year ended December 31, 2000 and $2,054,886 for the year ended December 31, 1999. For the three months ended March 31, 2001, we incurred a net loss of $1,259,835. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, we will continue to incur losses. In addition, we may require additional funds to sustain and expand our sales and marketing activities, research and development, and our strategic alliances, particularly if a well-financed competitor emerges or if there is a rapid technological shift in the telecommunications industry. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain sufficient funds from operations or external sources would require us to curtail or cease operations.

We operate in highly competitive markets and may not be able to compete effectively, which could result in additional losses.

Our products are sold in several different markets, and our competition varies greatly by product line. We compete directly against several other suppliers of inmate call processing systems. Some of these competitors' systems have features which our inmate call processing system does not have. In the Video-Over-Frame market, we compete not only with other companies, but also with products which use a different technology to accomplish the function of our product. Our Internet products compete in a marketplace that is populated by larger companies who have significantly more resources for development, marketing and deployment. We may not be able to compete successfully against current or future competitors, and competitive pressures could significantly harm us, resulting in more significant financial losses.

We depend on a limited number of suppliers for certain parts, the loss of which could result in production delays and additional expenses.

Although most of the parts used in our products are available from a number of different suppliers on an off-the-shelf basis, however,
certain parts are available from only one supplier.   If this supplier
does not deliver a part, another supplier would have to be found.
The substitute part may require a hardware or software change in the unit in order to provide satisfactory performance, adding costs and delays.

A customer which accounted for 83% of our sales in 2000 was placed into receivership and future sales to this customer are unlikely. Another customer accounting for 15% of our 2000 sales will also discontinue purchases. It is common that a very small number of customers will account for a high percentage of our revenue, therefore the loss of a major customer would significantly decrease our revenues and increase our losses.

A small number of customers account for a significant portion of our revenue. If we lose existing customers and do not replace them with new customers, our revenue will decrease and may not be sufficient to cover our costs. During 2000, two customers accounted for 83% and 15% of total sales. During 1999, three customers and their operating subsidiaries accounted for 64%, 10% and 10% of total sales. The customer accounting for 83% of total 2000 sales was Cascadent Communications, with whom we had a supply agreement. Our former president, chief executive officer and chairman of the board, Alan

Bashforth, became president of Cascadent subsequent to his service as an officer of Science Dynamics. Mr. Bashforth continues to serve as a member of our board of directors. The agreement was terminated on January 4, 2001, upon receiving notice that Cascadent was placed into
receivership.   In a letter dated June 25, 2001,  the Cascadent
receiver advised that it was not possible to achieve a sale of Cascadent's business on a going concern basis. The letter also stated that it appears that there will be insufficient funds available for a liquidator to be appointed in this matter. BellSouth Communications, which accounted for 15% of our sales in 2000, recently announced that it was withdrawing from the public phone market, so future sales to BellSouth are unlikely.

The loss of such major customers severely impacts our operations.
Although we actively seek new customers, the recent losses have resulted in significant financial losses. If we are unable to attract and maintain a new customer base, we will be required to continue to curtail or cease operations.


Changes in government telecommunications regulations could reduce demand for our products, resulting in reduced revenues.

For our Integrator product lines, our customers are subject to varying degrees of domestic and foreign, federal, state, and local regulation. Regulatory actions have affected, and are likely to continue to affect, both our customers and us. Regulatory actions may cause changes in the manner in which our customers or we conduct business. The products that we develop must comply with standards established by the Federal Communications Commission and other international standards bodies. A change in these standards requiring a modification of our products could result in additional unanticipated expenses and a delay in the delivery of our products.

If our products and services fail to perform or perform improperly, revenues and results of operations could be adversely affected and we could be subject to legal action to recover losses incurred by our customers.

Products as complex as ours may contain undetected errors or "bugs", which result in product failures or security breaches or otherwise fail to perform in accordance with customer expectations. Any failure of our systems could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although we maintain general liability insurance, including coverage for errors and omissions, there can be no assurance that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The occurrence of errors could result in loss of data to us or our customers which could cause a loss of revenue, failure to achieve acceptance, diversion of development resources, injury to our reputation, or damages to our efforts to build brand awareness, any of which could have a material adverse affect on our market share, revenues and, in turn, our operating results.


Changes in technology and our ability to enhance our existing products, including research and development, will require technical and financial resources, the unavailability of which may hinder sales of our products and result in decreased revenues.

The markets for our products, especially the telecommunications industry, change rapidly because of technological innovation, changes in customer requirements, declining prices, and evolving industry standards, among other factors. To be competitive, we must develop and introduce product enhancements and new products, which increase our customers' and our ability to increase market share in the corrections industry. New products and new technology often render existing information services or technology infrastructure obsolete, excessively costly, or otherwise unmarketable. As a result, our success depends on our ability to timely innovate and integrate new technologies into our current products and services and to develop new products. In addition, as the telecommunications networks are modernized and evolve from analog-based to digital-based systems, certain features offered by us may diminish in value. Moreover, regulatory actions affecting the telecommunications industry may require significant upgrades to our current technology or may render our service offerings obsolete or commercially unattractive. We cannot guarantee that we will have sufficient technical, managerial or financial resources to develop or acquire new technology or to introduce new services or products that would meet our customers needs in a timely manner.



We have been advised by The Nasdaq Stock Market that we fail to meet its continued listing criteria; the loss of our Nasdaq listing could negatively impact the price of our common stock and make it more difficult to dispose of.

On May 24, 2001, we were notified by The Nasdaq Stock Market that we were not in compliance with the net tangible asset requirement for continued listing on Nasdaq. On June 15, 2001, we submitted a comprehensive business plan, based on financial projections, pursuant to which we intended to regain compliance with the listing requirements. We do not anticipate receiving a response from Nasdaq for a period of 30 to 60 days from the date we submitted the plan. On June 29, 2001, we received a subsequent letter from Nasdaq notifying us that since the bid price of our common stock had fallen below $1.00 per share, our common stock would be delisted from Nasdaq on September 27, 2001, unless the price increased above $1.00 prior to that time.

Although we are trying to address these issues with Nasdaq, if we fail to comply with the continued listing requirements, our common stock will be delisted from Nasdaq and will commence trading on the over-the-counter electronic bulletin board. In addition, in the absence of at least $5,000,000 of net tangible assets, trading in our common stock would become subject to Rule 15c2-6 under the Securities Exchange Act of 1934. Under such rule, broker's who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The effect of the foregoing would be to make the purchase and sale of our common stock more difficult and would likely depress the price of the stock.

If we are required for any reason to repay the $1,200,000 of convertible debentures we issued in May 2001, we would be required to deplete our working capital, if available, or raise additional funds. Our failure to repay the convertible notes, if required, could result in legal action against us which could require the sale of substantial assets.

In May 2001, we issued $1,200,000 principal amount of convertible debentures. The convertible debentures are due and payable, with 8% interest, in May 2003, unless sooner converted into shares of our common stock. In addition, any event of default as described in the convertible notes could require the early repayment of the convertible notes, including a premium of 30% of the outstanding principal balance of the note at the time of the default. We anticipate that the full amount of the convertible notes, together with accrued interest, will be converted into shares of our common stock, in accordance with the terms of the convertible notes. If we are required to repay the convertible notes, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the notes when required, the note holders could commence legal action against us to recover the amounts due which ultimately could require the disposition of some or all of our assets. Any such action would require us to curtail or cease operations.

The continuously adjustable conversion price feature of our $1,200,000 principal amount convertible notes may encourage the note holders to make short sales of our common stock, which could have a depressive effect on the price of our common stock and could require us to issue a substantially greater number of shares.

The convertible notes which we issued in May 2001 are convertible into shares of our common stock at a 15% discount to the trading price of the common stock either prior to the issuance of the notes or prior to the conversion, whichever is lower. The conversion feature may encourage the note holders to make short sales of the common stock prior to their conversions. Such sales could significantly depress the price of the common stock, allowing the note holders to convert into a substantially larger number of shares of common stock. For instance, if the price of our common stock was $.40 per share, we would be obligated to issue 3,529,411 shares. If the price of our common stock fell to $.10, we would be obligated to issue 14,117,647 shares. Our obligation to issue shares upon conversion is essentially limitless.

Our commitments to issue additional common stock may dilute the value of your stockholdings, adversely affect the market price of our common stock and impair our ability to raise capital.

We currently have outstanding commitments in the form of convertible notes and warrants to issue a substantial number of new shares of our common stock. The shares subject to these issuance commitments are included in this prospectus and thus will be freely tradable. Furthermore, the number of shares issuable upon conversion of these securities is subject to adjustment, depending on the market price of our common stock. To the extent that the price of our common stock decreases, we will be required to issue additional shares upon conversion. There is essentially no limit to the number of shares that we may be required to issue. An increase in the number of shares of our common stock that will become available for sale in the public market may adversely affect the market price of our common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity securities or convertible securities.



 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including "may," "could," "would," "will," "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus.

 We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.



                              THE OFFERING

In this prospectus, we are registering 2,941,176 shares of common stock underlying $1,200,000 of 8% convertible debentures, due May 22, 2003, issued to three investors pursuant to a Subscription Agreement dated May 22, 2001. Interest only payments are due quarterly commencing September 30, 2001, and the principal is due in one lump sum on May 22, 2003, or upon certain events of default.

The conversion price for the convertible debentures is the lesser of 85% of the average of the three lowest closing prices for the common stock for the 30 trading days prior to but not including May 22, 2001, or 85% percent of the average of the three lowest closing prices for the common stock for the 30 trading days prior to but not including the conversion date. The maximum number of shares of common stock that any subscriber or group of affiliated subscribers may own
after conversion at any given time is 4.99%.   The number of shares of
common stock issuable upon conversion of the convertible debentures is

1,470,588, based on a conversion price of $0.816 per share. We are required to register 200% of this amount, for a total of 2,941,176 shares. The actual conversion price will depend on the market price of our common stock prior to the conversion. In addition, 872,727 shares underlying warrants are being registered. These warrants, which expire May 22, 2006, have an exercise price of $1.4339 per share.

The parties have made mutually agreeable standard representations and warranties. We have also entered into certain covenants including, but not limited to, the following:

  - we may not redeem the convertible debentures without the consent of the holder;
  - we will pay to certain finders a cash fee of 8% of the principal amount of the convertible debentures for location of the financings; and
  - we have agreed to incur certain penalties for untimely delivery of the shares.

Upon any event of default, including the failure to register or deliver shares of common stock in a timely manner upon conversion, the note holders can require us to immediately pay a sum equal to 130% of the unconverted principal amount of the notes, together with accrued but unpaid interest.

  Because our common stock is listed on The Nasdaq SmallCap Market, we are subject to Nasdaq's corporate governance rules, including Rule 4350, which provides that an issuer must obtain stockholder approval for the sale or issuance of common stock (or securities convertible into common stock) equal to 20% or more of the common stock outstanding before the issuance which are issued below market price. The consummation of the foregoing financing may result in an issuance of greater than 20% of our common stock, depending on the actual number of shares issued upon conversion of the convertible notes. The investors have contractually agreed with us that we shall not be obligated to issue more than 19.9% of our common stock upon conversion of the debentures and exercise of the warrants. We have also agreed to file a proxy statement and hold a shareholders meeting to seek approval from our sharesholders to issue more than 20% of our common stock to the investors, if required. If we do not receive shareholder approval, we will be required to repay the balance of the convertible notes in cash.

                          USE OF PROCEEDS

We will not receive any proceeds from the resale of shares of common stock by the selling stockholders. However, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants. We expect to use the proceeds of any such sales for general working capital purposes.


                   PRICE RANGE OF COMMON STOCK

Our common stock is traded on The Nasdaq SmallCap Market (Symbol:
SIDY).  On May   , 2001, we were notified by The Nasdaq Stock Market
that we were not in compliance with the net tangible asset requirement for continued listing on Nasdaq. On June 15, 2001, we submitted a comprehensive business plan, based on financial projections, pursuant to which we intended to regain compliance with the listing requirements. We do not anticipate receiving a response from Nasdaq for a period of 30 to 60 days from the date we submitted the plan. On June 29, 2001, we received a subsequent letter from Nasdaq notifying us that since the bid price of our common stock had fallen below $1.00 per share, our common stock would be delisted from Nasdaq on September 27, 2001, unless the price increased above $1.00 prior to that time.

Although we are trying to address these issues with Nasdaq, if we fail to comply with the continued listing requirements, our common stock will be delisted from Nasdaq and will commence trading on the over-the-counter electronic bulletin board. In addition, in the absence of at least $5,000,000 of net tangible assets, trading in our common stock would become subject to Rule 15c2-6 under the Securities Exchange Act of 1934. Under such rule, broker's who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

The following table shows for the periods indicated the high and low bid quotations for our common stock as reported by one of our market makers. These quotations are believed to represent inter-dealer quotations without adjustment for retail mark-up, mark-down or commissions, and may not represent actual transactions.



                          HIGH BID     LOW BID
                          --------     -------

FISCAL 1999
  First Quarter           $  0.75      $0.44
  Second Quarter          $  0.88      $0.71
  Third Quarter           $  1.21      $0.92
  Fourth Quarter          $  4.85      $2.50

FISCAL 2000
  First Quarter            $19.92      $9.92
  Second Quarter           $13.58      $7.60
  Third Quarter            $10.83      $7.40
  Fourth Quarter           $ 6.90      $3.00

FISCAL 2001
  First Quarter           $  1.96      $1.24

As of March 31, 2001, there were approximately 350 holders of record of our 17,657,901 outstanding shares of common stock. However, we believe that there are more than 850 shareholders because of stock held in street name by various broker-dealers.


                           DIVIDEND POLICY

We have never declared or paid any cash or stock dividends on our capital stock. We presently intend to reinvest earnings to fund the development and expansion of our business and, therefore, do not anticipate paying cash dividends on our common stock in the foreseeable future. The declaration of dividends will be at the discretion of our board of directors and will depend upon our earnings, capital requirements and financial position, general economic conditions and other pertinent factors.


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


                MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this prospectus. In addition to historical information, this management discussion and analysis of financial condition and results of operations contain forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors, including those set forth under "Risk Factors" and in other parts of this prospectus.

Overview

In 1998, management made a strategic decision to divert most of our
development efforts towards the IP system.   Advances in public and
private IP-based networks now enable businesses to use the Internet Protocol to by-pass the Public Switched Telephone Network for national and international long distance voice, fax, and video communications.

We continue to gain knowledge and experience in enhancing the development of the system for IP Telephony. We have revised our development and implementation of the products according to the direction of the marketplace. Management believes that the penetration of the IP Telephony market along with renewed interest and development in the Commander II call control series will provide significant growth potential.

During the year, we changed the size and structure of our sales force. The sales team has increased from two UK based sales people in 1999 to a 10-person team (8 in the US and 2 in the UK) led by our new Vice President of Sales and Marketing. This team was fully in place by October 2000. Given typical sales lead times and the current state of the Telco market, we do not anticipate significant revenues to be generated by the new team until the second half of 2001.

Our net sales results for the year ended December 31, 2000 were $5,269,377, an increase of $2,921,393 from sales of $2,347,984 for the year ended December 31, 1999. Our revenue in 2000 was predominantly derived from the Integrator Product Line. The results were largely due to the beginning of the deployment of the Cascadent supply agreement during 2000. This agreement provided $4,370,520 in revenue for the year 2000. This agreement was terminated upon our receipt of official word that Cascadent was placed into receivership. Our former president, chief executive officer and chairman of the board, Alan Bashforth, became president of Cascadent subsequent to his service as an officer of Science Dynamics. Mr. Bashforth continues to serve as a member of our board of directors.

The strategy for 2001 is to generate sales revenue from the IP system via the efforts of our expanded sales team and to reinvigorate the Commander I and II product lines, as well as, to exploit the VFX-250S product. Although the sales of the VFX-250S did not reach the anticipated level, the market awareness of the functionality and quality of the product has been recognized. The sales for this product, while immaterial to total revenues, have been primarily in South America, with future sales opportunities generating from China and Russia. All sales made outside of the United States are denominated in US dollars, so currency fluctuations are not a factor.

We are continuously exploring new niche opportunities, introducing new product offerings and marketing and sales initiatives to increase market share and value for our customers. The focus of our strategy included providing the core technology needed to deliver a broad range of telephony services; targeting key growth markets worldwide; promoting strategic relationships between our customers; delivering added value through customer support and services; and continuing to actively pursue business alliance candidates that complement or support our core competencies.

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

RESULTS OF OPERATIONS
---------------------

The following table sets forth income and certain expense items as a percentage of total revenue and the change in dollar amounts of such items compared to the previous fiscal year:


                            For the Years Ending December 31,
                                     2000               1999
                                     ----               ----

Sales                          $5,269,377         $2,347,984

Net Loss                      $(1,339,262)      $(2,054,886)

Net Loss Per Share                 $(0.08)           $(0.12)


                                OPERATING EXPENSES        PERCENT OF SALES
                                ------------------        ----------------
                                2000          1999        2000        1999
                                ----          ----        ----        ----

Cost of Goods Sold          $1,891,484  $1,330,886        35.9%       56.7%

Research & Development       1,141,656   1,331,521        21.7%       56.7%

Selling, General & Admin     3,605,768   1,728,244        68.4%       73.6%

Total Operating Costs
and Expenses                $6,638,908  $4,390,651       126.0%      187.0%


Sales for the fiscal year ended December 31, 2000 were $5,269,377 compared to sales of $2,347,984 in the 1999 fiscal year. The sales revenue consists of sales primarily of our Integrator and Commander products, as well as revenue generated from the maintenance and support of those products. The primary factor that affected the increased sales performance was initiation of the roll out of the Cascadent supply agreement, which provided $4,370,520 of sales for the year. In the fourth quarter, at the request of Cascadent, we did not supply any further products to them. The unanticipated lack of revenue from Cascadent led to a loss of $1,693,774 in the fourth quarter of 2000. We committed our resources to the continual research and development of the
IP Telephony Integrator gateway product.   Management believes the
effect of this strategy, as well as, the introduction of IP technology to its existing Commander call control product will provide changes in the composition of our customer base resulting in sales growth, customer advantage, and ultimately increased shareholder value.

Sales of our Integrator product in 2000 were $4,380,520 or 83% of total revenue compared to zero in 1999, as the product was introduced in 2000. Sales of the Commander product in 2000 were $507,989 or 10% of total revenue compared to $1,024,098 or 44% of total revenue in 1999, this decrease was due to decreased sales to BellSouth during 2000 and our emphasis on promoting our Voice over internet protocol solutions. Sales of our VFX product in 2000 were $116,235 or 2.2% of total revenue compared to $360,024 or 15% of total revenue in 1999. This decrease is due to an unusually large sale of $250,000 in 1999 to a Brazilian company.

Maintenance and support is billed hourly at varying rates per hour depending on the expertise of the technician required to resolve the issue. In addition, any equipment needed to resolve a problem is also
billed to the client.   There were no maintenance contracts in place
during 2000 or 1999, nor is maintenance and support included in our software license. Maintenance revenues for 2000 and 1999 were $58,046 and $138,282, respectively. Equipment sales related to maintenance for 2000 and 1999 were $41,407 and $399,752, respectively.

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

Cost of Goods Sold decreased 20.8% as a percentage of sales from a 56.7% for the year ended December 1999 to 35.9% for the year ended December 2000. This decrease is related to the difference in the sales mix in the year 2000, with higher margin Integrator gateway sales replacing lower margin Commander call control sales.

Research and Development expenses decreased from $1,331,521 in 1999 to $1,141,656 in 2000, a decrease of $189,865. Research and development expenses consist of payroll and related expenses for research and development personnel, costs related to systems infrastructure and expenses for testing facilities and equipment. The dollar decreases in research and development expenses were attributable to an increase and reallocation of the number of research and development personnel and expenses related to establishing a new testing facility during 1999. We believe that the research and development activities are crucial to maintaining a competitive edge in the rapid growth of the telecommunications marketplace. We expect to continue to make substantial investments in the research and development team to maintain a highly skilled force of design engineers for new product development, the key to the future.

Selling, general and administration expenses decreased 68.4% as a percentage of sales in 2000 to $3,605,768 as compared to 1,728,244 or 73.6% as a percentage of sales in 1999. Sales and marketing expenses consist primarily of compensation and related costs for sales personnel, marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses. This decrease on a percentage basis is due to the significant increase in sales during 2000. The actual dollar increase of $1,877,524 is attributed to the addition of eight sales and marketing personnel along with increased trade show and advertising activity during 2000. We expect to incur substantial expenditures related to sales and marketing activities, the recruitment of additional sales and marketing personnel, and the expansion of our domestic and international distribution channels.

Bad debts for the year were $151,559. As a result of the Cascadent issue, we wrote off $100,159 in receivables, the receiver recently informed us that it is unlikely that we will recover any of this amount. We also reserved an amount of $51,400 against a receivable due from a sub-tenant, Pro-Circuits, Inc. Science Dynamics has recently entered into a payment agreement with the sub-tenant and believe that the amount is probable of collection. There were no bad debt write offs in 1999.

Three Months ended March 31, 2001 (unaudited) compared to the Three Months ended March 31, 2000 (unaudited).

The following table summarizes the basic results of operations for the periods indicated in the Consolidated Statement of Operations.


                                                    Three Months Ended
                                                       March 31,
                                                   2001            2000
                                                   ----            ----
           Sales                                  194,113       1,443,482
           Net (Loss)/Income                   (1,259,835)         13,365
           Net (Loss)/Income Per Share             $(0.07)         $ 0.00


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


                                    OPERATING EXPENSES       PERCENT OF SALES

                                      2001        2000         2001      2000
                                      ----        ----         ----      ----

          Cost of Goods Sold        136,847     572,042         70%      39.6%

          Research & Development    420,522     255,707        217%      17.8%

          Sales, General & Admin    901,217     605,266        464%      41.9%

          Total Operating Costs
          and Expenses           $1,458,586  $1,433,015        751%       993%


Sales for the three month period ended March 31, 2001, were $194,113 a decrease of $1,249,369 from sales of $1,443,482 for the three month period ended March 31, 2000. Our revenue in 2000 was predominantly derived from the Integrator Product Line. The results were due to the beginning of the deployment of the Cascadent supply agreement during 2000. This agreement was terminated during the first quarter of 2001 upon SciDyn receiving official notification that Cascadent was placed into receivership. The loss of this contract is directly related to the decrease in sales for the first quarter, moreover, we expect the loss of this contract to negatively effect the second quarter of 2001 as well. Our former president, chief executive officer and chairman of the board, Alan Bashforth, became president of Cascadent subsequent to his service as an officer of Science Dynamics. Mr. Bashforth continues to serve as a member of our board of directors.

Cost of Goods sold decreased to $136,847 in the first three months of 2001, from $572,042 in the corresponding three-month period of 2000.
The decrease in the cost of goods sold was directly related to the decrease in sales revenue. The percentage increase of cost of good sold as a percentage of sales was due to the change in mix of sales between the quarters with high margin integrater equipment sales in 2000 compared to lower margin VFX and contract labor sales in 2001.

Research & Development expenses increased to $420,522 in the first three months of 2001 as compared to $255,707 in the comparable three-month period of 2000. The increase in research and development expenses during the first three months of 2001 is related to continued work on adding additional functionality to our product mix, specifically introducing VoIP to our Commander II series. We believe our success will depend, in part, on our ability to develop and introduce new products and enhancements to our existing products. We continue to work on expanding our engineering team and intend to continue to make, significant investments in research and development.

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

Sales, General & Administrative expenses increased to $901,217 in the first three months of 2001, compared to $605,266 in the corresponding period of 2000. The increase is related to the addition of sales and administrative staff during the second half of 2000. We increased our sales and marketing department from two people in the first quarter of 2000 to ten in the first quarter of 2001. The major directive is to initiate and promote a full-scale sales and marketing program to bring the company above the radar screen to promote awareness and recognition of SciDyn in the marketplace. We expect to incur substantial expenditures related to sales and marketing activities, the recruitment of additional sales and marketing personnel and the expansion of our domestic and international distribution channels.


LIQUIDITY & CAPITAL RESOURCES

Net cash used for operating activities for the years ended December 31, 2000 and 1999 was $628,040 and $874,925 respectively. The use of cash in operating activities in 2000 resulted primarily from the net loss of $1,339,262 and a decrease in accounts payable of $163,207, offset by decreases in accounts receivable of $54,846, inventory of $273,416, and other assets of $108,413.

Net cash used in investing activities was $704,246 in 2000 and $123,555 in 1999. The increase in cash used for investing activities in 2000 was primarily attributable to capital expenditures for the purchase of computers and software for development of our current and new products and for leasehold improvements. We expect to increase its capital expenditures to maximize development efforts of our new products and applications as necessary. We had no significant commitments as of December 31, 2000 for capital expenditures.

Net cash provided by financing activities was $2,009,134 for the year
ended December 31, 2000.   This amount is related to the sale of 200,650
common shares at $8.50 per share which netted $1,570,149, the finders fee from this transaction included the issuance of 13,115 warrants to purchase common shares. The remaining increase in financing activities of $438,985 was related to the exercise of stock options by our employees, the sale of net operating losses, offset by the payment on the capitalized lease.

Cash and cash equivalents decreased to $208,126 for the period ended March 31, 2001 from $1,351,641 at December 31, 2000. Net cash used for operating activities was $1,056,267 during the three-month period ended March 31, 2001 compared to $533,576 in the corresponding period of 2000. Net cash used for operating activities reflects the net loss marginally offset by non cash items and an increase in accrued expenses.

Cash used in investing activities was $69,247 for the three-month period ended March 31, 2001 compared to $158,256 in the corresponding period of 2000. The outlay reflects the continual investment in computer related equipment to further development efforts.

Cash used in financing activities in the three-month period ended March 31, 2001, amounted to $18,001 which represented payments on capital lease obligations. This compares to $153,907 in cash provided by financing activities in the previous period which was raised through the issuance on Common Stock pursuant to our employee stock option plan.

We used $1,143,515 in cash during the first quarter of 2001, absent significant sales in the near term it is anticipated that we will need to raise additional funds in the approximate amount of $1,000,000 in the August 2001 timeframe in order to maintain our operations at the current levels. In order to preserve cash, we have reduced the number of employees from 37 to 29 since June 2001.

In May 2001, we issued $1,200,000 principal amount of convertible debentures. The convertible debentures are due and payable, with 8% interest, in May 2003, unless sooner converted into shares of our common stock. Interest only payments are due quarterly commencing September 30, 2001, and the principal is due in one lump sum on May 22, 2003, or
upon certain events of default.   Assuming none of the convertible notes
are converted, our quarterly interest payment would equal $24,000, as compared with interest payments of $12,219 during the quarter ended

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

March 31, 2001. We anticipate that the full amount of the convertible notes, together with accrued interest, will be converted into shares of our common stock, in accordance with the terms of the convertible notes. If we are required to repay the convertible notes, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the notes when required, the note holders could commence legal action against us to recover the amounts due which ultimately could require the disposition of some or all of our assets. Any such action would require us to curtail or cease operations.

Although we have no material commitments for capital expenditures, management anticipates a substantial increase in the need for working capital and capital expenditures consistent with our anticipated growth plan. By means of the growth plan, we seek to retain the services of persons who are now employees and consultants, to secure and retain the services of new employees and/or consultants as needed and to provide incentives for such persons to exert maximum efforts for the success of Science Dynamics. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth of our business.


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



                                   BUSINESS

Overview


We develop and market hardware and software for telephone companies and other telecommunications companies. Our products include devices and software for processing telephone calls on the traditional and still prominent telephone networks. We also have developed and are marketing devices and software for voice and video communications using the Internet.

Corporate Background

We were incorporated in the State of Delaware in May 1973 and started business in July 1977 under the name Science Dynamics Corporation. Recently we have been using the trade name SciDyn.

Products

Integrator Series of IP Gateways

We develop software and use other companies' hardware to provide equipment that delivers simultaneous transmission of voice, fax and data over the Internet. This is commonly referred to in our industry as voice over Internet protocol or IP Telephony. IP Telephony refers to communication services - voice, facsimile, and voice messaging applications - that are transported via the Internet, rather than the traditional telephone network. The basic steps involved in originating an Internet telephone call are conversion of the analog signal to digital format and compression and translation of the signal into Internet protocol packets for transmission over the Internet. The process is reversed at the receiving end.

Packet vs. Circuit switching.

To understand the difference between circuit switching and packet switching, think of a highway between two cities. Traditional telephone technology would use an entire lane of the highway for one car for the
duration of its trip.   Packet switching technologies, like IP
Telephony, fill all of the lanes with lines of cars in each lane.   IP
simply makes much more efficient use of the transmission path.

Circuit switching technology uses traditional telephone networks inefficiently when it opens and maintains a dedicated line for every call, regardless of the density of the information being transmitted. The result is wasted bandwidth, as the end-to-end connection remains in place even during those moments when no actual information is being transmitted. IP packet technology breaks the information down into pieces, places them into electronic packets and then fills the pipe with
these packets of information.   The packets not only fill the pipe, but
are also directed along the way by routers that read the address
information.   They direct each packet along the fastest route to the
destination, where all of the pieces of information are reassembled,
ready for receipt by fax, computer or listener.   All of this takes
place in only a fraction of a second.

Using our technology to simultaneously transmit voice, fax and data, our customers should be able to more efficiently and cost effectively use the available capacity of their networks.

Our product offers service providers an opportunity to generate new revenue and enhance their competitive position by offering their customers personalized, enhanced services and features. Our Integrator IP Gateways are based on our proprietary BubbleLINK(R) software that permits our customers to add new product and service features without extensive product cost or development time.

Our primary customer to date has been Cascadent Communications. This company was placed in receivership after completing purchases of $4,370,520 pursuant to its contract with us. Our former president, chief executive officer and chairman of the board, Alan Bashforth, became president of Cascadent subsequent to his service as an officer of Science Dynamics. Mr. Bashforth continues to serve as a member of our board of directors. Additional potential customers include: service providers, system integrators, resellers and enterprises. Service provider customers include traditional local, international and wholesale long distance telecommunication companies, as well as next

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

generation service providers, including Internet service providers, application service providers and others employing Internet-based business models. Traditional telecommunication service providers and next generation service providers are addressing business challenges and service demands that result from a worldwide movement towards deregulation of telecommunications markets, a trend that has been reinforced by a mandate from the World Trade Organization.


Market Forces Driving Growth of IP Communications

Growth of the Internet

The Internet is a very large global data network that has experienced most of its growth within the last five years. The Internet is largely a separate network from the traditional circuit-switched telephone network.

The volume of data traffic now exceeds the volume of voice calls, and is growing at a faster pace. The physical infrastructure of the Internet has expanded dramatically to accommodate rapid growth in data traffic over the Internet around the world, and such growth is expected to continue.

Deregulation

Deregulation of communications markets around the world has been a driving force in the adoption of IP Telephony. Regulatory barriers that restricted service providers to a particular geography and regulated rates and service offerings are disappearing. New competitive service providers are entering the market, challenging incumbent monopolies and offering voice services where none existed before. The flexibility and cost-effectiveness of IP Telephony networks, compared to circuit switched technology, are particularly important in an increasingly deregulated and competitive market environment. Once competitors enter new markets and deploy IP Telephony-based networks, the incumbent service providers frequently upgrade their network to include IP Telephony technology so that they can compete with the new entrants.

Technological and quality improvements in IP Telephony

Developments in IP Telephony technology have significantly bridged the voice quality gap between the circuit-switched system and IP Telephony systems. Today a voice call placed over an IP Telephony network can sound virtually indistinguishable from the same call made over the traditional telephone system.

Cost savings opportunities

Voice over IP offers service providers cost savings and operational efficiencies relative to circuit switched networks:

Efficiencies of a shared network. The Internet was initially developed as a data network that is separate from and parallel to the circuit-switched traditional voice network. Each network--the Internet and the circuit-switched network--has its own dedicated equipment. Each network has operational support systems built around it (provisioning, installation, etc.) and personnel that manage and maintain those systems.

The unification, also called convergence, of these two networks by moving voice traffic from the circuit-switched network onto this Internet data network will enable service providers to share traffic, equipment and operational support systems rather than maintaining completely separate networks dedicated to their own applications of voice or data.

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

Efficiency of IP transport. When calls are routed over the Internet,
the calls are compressed.   Advanced speech compression technology can
compress a call to consume as little as 10% of the network capacity that an uncompressed circuit-switched call would take up. Because the call takes up less space, it allows for more efficient use of the data network.

Savings on international settlement charges. When phone calls travel between countries over the circuit-switched network, there is usually a per-minute settlement charge placed on each call. The originating phone company pays the terminating phone company this settlement charge, which can be in excess of $.20 per minute, depending on the countries exchanging traffic. In most places, Internet traffic is generally excluded from these per minute settlement charges. When phone calls are sent over the Internet, they become Internet data like any other Internet traffic and are, therefore, not subject to these settlement charges. This reduces the cost of transporting a phone call over the Internet and provides a financial incentive for international telecommunications service providers to route their phone traffic over the Internet. The circuit switched settlement charges are dropping internationally and are expected to decline over time.

Market outlook - size and growth

Telecommunication industry analysts predict strong industry growth for the IP Telephony market. Synergy Research Group, a telecommunications market analyst, stated in their first quarter, 2001 report, that "the market while still small, is beginning to take off. A recent study shows the market grew from $34.1 million in 1999 to $268.0 million in 2000, but it was still just a tiny piece of the $20 billion traditional phone system market."

The Net-based phone market will eat into the traditional voice equipment market within five years, growing to $532 million this year and $3.8 billion by 2005, according to the Synergy report.

Cisco and 3Com, which entered the market in 1998 by acquiring start-up companies, have captured most of the revenue, with Cisco leading the way with 40 percent, followed by 3Com with 15 percent, according to the Synergy market research report. With rapid growth expected in the market, telecommunications equipment makers that have built the traditional phone systems, called PBXs, can't ignore the Net-based phone systems, the Synergy analysts say. Lucent Technologies' spinoff
Avaya, Nortel Networks, Alcatel and others initially entered the market by creating hybrid technologies that combined internet technology with
traditional voice products.   Now they are in various stages of
releasing Net-based phone systems according to the analysts. For example, Avaya began selling its Net phone system in late November, "Clearly, this is something Alcatel, Nortel and Siemens (and others) have to pay attention to because phone system are a significant cash cow for their business," said Synergy Founder and Principal Analyst Jeremy Duke.


Benefits of Our IP Telephony Solution

Total solution

We offer a suite of IP Telephony products that allow service providers to offer services to consumers and to small, medium and large business customers. Our products can support small or large networks; local or long distance networks; and limited or extensive features. We provide a consistent and flexible set of solutions to enable the processing of calls and centralized network management functions.

New revenue streams for service providers

Our flexible, customized client-server software allows our customers to quickly design and deliver new features and services to their customers. In a deregulated telecommunications marketplace these services can provide sources of revenue to the next generation communications service providers.

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

Distributed architecture

Our software is comprised of distinct units that can be spread across a network. Compared to a circuit-switched network, a network using our product may be modified quickly to accommodate new features, support new protocols or handle new end-user devices, such as IP telephones, as they become widely-used or available.

Voice quality

Calls over our product generally have sound quality that is indistinguishable from the sound quality of calls over the traditional network. In addition, our product enables the simultaneous transmission of voice, fax and data traffic, by using standard compression and echo cancellation technologies.


Sales and Marketing

During the last two years, we have significantly increased our sales and marketing staff, launched new web initiatives and implemented a complete sales automation process. This has increased our efficiency and effectiveness to evaluate opportunities generated from web inquiries, trade shows, press releases, and partner relationships. Our intent is to diversify our customer base, thereby limiting the business risk of only having several key customers.


Research and Development

The majority of the research and development activities are conducted at our facility using our array of telephony resources and the technical expertise of its engineering staff. We have fourteen employees currently engaged in engineering and research and development. We plan to devote a substantial portion of our resources to research and development and to continue utilizing subcontractors to enhance our engineering staff.

During 2000 and 1999, we spent $1,141,656 and $1,331,521 on research and development. We anticipate that an increase in future research and development expenditures will be necessary to remain competitive in the
rapidly changing telecommunications industry.   We intend to utilize
other companies to accelerate the development of new product offerings, although we have no specific plans to do so as of the date hereof.

The Voice Enabled Commander, Voice over IP technology on the Call
Control Platform which we announced January 22, 2001, was developed internally. There have been no sales generated to date.

Commander Inmate Telephone Control System (ITCS)

We develop software and use other companies' hardware to provide specialized call processing equipment to the corrections industry. Our corrections products were originally designed in 1986 to provide timing and call control for collect phone calls made by inmates from U.S. correctional institutions. We sell our product through relationships with telecommunications companies or telecommunication service providers. Our primary customer to date has been BellSouth Public Communications. BellSouth is in the process of phasing out its correctional telephone systems, and we do not expect additional sales to this customer. Additional potential customers include: AT&T, Verizon (including GTE), Qwest (including US West), Sprint, WorldCom and other companies that provide telecommunications services to the corrections industry. It is our intent to replace BellSouth and to increase the number of customers using our products. We intend to do this through increased relationship management efforts and by offering flexible business arrangements including transaction based fees and revenue
sharing.   Our products can be used at the smallest local correctional facility or the largest state or federal correctional facility.

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

Calls from inmates of federal, state, and local correctional facilities comprise an important segment of the public communications market. Inmates typically may only place calls for a limited duration, which generates a high volume of calls per phone, and generally may only place collect calls. Consequently, the inmate calling market is an attractive segment of the corrections industry to other telecommunications service providers and to us. Specialized call processing within the corrections industry requires the development of advanced capabilities such as fraud control of outgoing calls and flexible call rating systems. We sell a product specifically designed for this industry. However, since we design our products to meet other commonplace industry requirements, with what we believe to be minimal modifications, they can also be used for other industries.

According to the U.S. Bureau of Justice Statistics as of December 1999

 - 6.3 million adults were under some form of correctional supervision

 - approximately 4.25 million adults were under parole or probation sanction

 - there were approximately 2.5 million inmates in state and federal and local prisons

 - from 1990 to 1999 the number of inmates increased by an average of
   6.0 percent annually

 - there are approximately 4,500 correctional facilities in the U.S.

The inmate calling market presents unique and substantial challenges to the telecommunications service provider. Correctional authorities generally favor telecommunications service providers who can manage the inmate phone systems themselves, maintain consistent service and easily process new inmates into the systems. Correctional authorities generally require control features that limit the length of calls, limit the time of day calls are made, and restrict the ability of inmates to make harassing or unapproved telephone calls. The telecommunications service provider must be able to customize the call control features by facility, cellblock, telephone and, in some cases, each inmate. One of the unique challenges is to prevent the fraudulent bypassing of these controls through three-way calling. Inmates attempt to bypass traditional control features by calling an accomplice at an approved number and having the accomplice use three-way calling to conference a non-allowed party. Through this method, inmates have been known to harass and intimidate people such as witnesses, whose numbers would otherwise be blocked, and to call merchants to conduct fraudulent activities.

Correctional authorities generally select telecommunications service providers on the basis of services and features provided and on the level of commissions paid to the facilities. Competition is intense among the telecommunications service providers and this has led to commission payments to correctional facilities at very high levels. In addition, to win new contracts and renew existing contracts, telecommunications service providers must differentiate their services from those of the competition. We are willing to customize our product and give our customers an advantage to win new contracts and renew existing ones. Correctional authorities recognize the benefits of outsourcing to telecommunications service providers that provide leading edge technology that can assist their goal of improving efficiency in operations.

Our Commander II product can handle thousands of lines and thousands of call transactions per hour to provide correctional facility officials with effective tools to manage and control inmate telephone calls using the Commander system software.

The Commander I products are designed for the small to mid sized municipal and county correctional facilities requiring control for up to 40 inmate telephone lines. The Commander I base system provides telephone control for four lines and can be expanded in four line increments. This modular design provides a cost effective solution with an abundance of inmate phone control features.

The Commander product line provides dialing instructions, call announcement and acceptance messages and error prompts in multiple languages. A flexible inmate account option allows for management of inmate personal identification numbers. System control features applicable to each inmate telephone such as call blocking, call timers, system reports, alarm parameters and real-time display of activity allow for expanded control. The product may be configured to have one inmate phone for every one outbound telephone line or can be configured to concentrate multiple inmate phones to one outbound telephone line. This line concentration allows for cost savings in the provisioning of the number of inmate telephone lines.

The Commander I and II call control systems can be configured using one or more AdminManager workstations. The AdminManager provides real-time administration of the Commander through an Ethernet Local Area Network
(LAN) or a Wide Area Network (WAN).


Materials and Principal Suppliers

Our Integrator product lines use our proprietary BubbleLINK(R)
software.   We use a combination of industry standard computer telephony hardware including commercial grade personal computer technology, telephone voice cards, the Windows NT operating system, and our Integrator software.

Our primary effort is the software design of products, limited hardware design and system integration of purchased products. We purchase equipment then integrate our custom software. We try to purchase equipment for use in our products by establishing relationships with industry leaders in the networking, telecom, and personal computer industry.

We selected Natural Microsystems as the hardware vendor for the telephony voice card used in our products. We chose Natural
Microsystems for its technical expertise, high level of service and worldwide support. Natural Microsystems is the sole source supplier for certain circuit boards we use, however, we do not have any formal supply agreement with them.

We selected Crystal Group, Inc. as the hardware integration source for our IP Telephony gateways. By integrating our software with Crystal Group's hardware platform, we believe based upon past performance that the two companies should be capable of a high level of service and support to telecommunications companies worldwide.


Our Commander product lines are built on our proprietary BubbleLINK(R) software. We use a combination of industry standard computer telephony hardware including commercial grade personal computer technology, telephone voice cards, and the Windows NT operating system, and our Integrator software.


Recent Developments

Our VOIP technology is now available on the Commander Inmate Telephone
Control System.   This enhancement reduces the number of inmate
telephone lines that are required to operate an inmate calling system. It does this by compressing the telephone call into data packets, thereby eliminating the need for traditional phone lines from the facility. This new enhancement allows our customers to aggregate all of the telephone calls from multiple locations to a central location, therefore reducing the amount of individual phone lines needed at each facility. This may give our customers the potential to reduce per minute charges incurred to terminate phone calls and possibly increase their profitability.

Patents

Our product line also includes our patented three-way call detection and prevention technology that prevents inmates from bypassing control features through three-way calling.


Competition

Our market is new, rapidly evolving, highly competitive and fragmented, and we expect competition to intensify in the future. We believe that the main competitive factors in our market are product quality, features, cost and customer relationships. We believe a critical component to success in this market is the ability to establish and maintain strong customer relationships with a wide variety of service providers around the world and to facilitate relationships between those service providers increasing the geographic coverage of their services.

Our current principal competitors include large networking equipment manufacturers, such as Cisco Systems, Inc.; large telecommunications equipment manufacturers, such as Lucent Inc. and Nortel Networks Corporation; and IP telephony technology companies, such as Clarent Corporation and VocalTec Communications, Ltd. We also expect new competitors to emerge. Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources, and more established distribution channels and stronger relationships with service providers. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, they may be able to compete more effectively because they will be able to add IP telephony features to their existing equipment or bundle these features as part of a broader solution. Furthermore, we believe some of our competitors may offer aggressive sales terms, including financing alternatives, which we might not be able to match. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity, we also expect that other companies may enter our market with better products and technologies. If any technology that is competing with ours is more reliable or faster or less expensive or has other advantages over our technology, then the demand for our products and services could decrease.

We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. Successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive.

Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

We estimate our current market share at approximately 3% of the total equipment market for inmate collect calling from U.S. Federal, State and County adult facilities. The largest competitor in the market is a publicly traded company, T Netix Inc., which has approximately a 30% market share. Other competitors include Evercom Inc., Global TelLink (a wholly owned subsidiary of Schlumberger Technologies, Inc.), Radical System Solutions, Omniphone, Value Added Communications and Panda Systems.

Customers

During 2000, two customers accounted for 83% and 15% of total sales. During 1999, three customers and their operating subsidiaries accounted for 64%, 10% and 10% of total sales. The customer accounting for 83% of total 2000 sales was Cascadent Communications, with whom we had a supply agreement. Our former president, chief executive officer and chairman of the board, Alan Bashforth, became president of Cascadent subsequent to his service as an officer of Science Dynamics. Mr. Bashforth continues to serve as a member of our board of directors. The agreement was terminated on January 4, 2001, upon receiving notice that Cascadent
was placed into receivership.   In a letter dated June 25, 2001,  the
Cascadent receiver advised that it was not possible to achieve a sale of Cascadent's business as a going concern. The letter also stated that it appears that there will be insufficient funds available for a liquidator to be appointed in this matter. BellSouth Communications, which accounted for 15% of our sales in 2000, recently announced that it was withdrawing from the public phone market, so future sales to BellSouth are unlikely.

With the introduction of the new product lines and the expansion of the sales team from two to 10 people, we anticipate less reliance on any single customer or market in the future.

Employees

As of July 1, 2001, we employed 29 persons on a full time basis. We supplement full-time employees with subcontractors and part- time individuals, according to our workload requirements.

Facilities

Pursuant to a ten year lease commencing May 1, 1995, we lease a 50,000 square foot freestanding masonry building in an industrial park in Cherry Hill, New Jersey, utilized for office space and testing of our products and other corporate activities. In the latter part of 1998, we subleased 25,645 square feet of the building to a printed circuit board manufacturer. Such sublease is currently in default, and we have engaged legal counsel who has filed a complaint to evict such tenant. The tenant is currently in negotiations with us to cure the default and reinstate the sublease. We also lease a small office space in Crawley, United Kingdom, on a month to month basis.


Legal Proceedings

We have been named as a defendant in a lawsuit brought on March 5,
2001, by prisoners of correctional institutions in which our Commander systems have been installed. The lawsuit, which seeks unspecified damages, is entitled Mildred Fair, et al., v. Sprint Payphone Services, Inc.,et al., U.S. District Court, District of South Carolina,
Greenville Division, Docket  No.: CA No. 6:01-626-20.    This is a class
action lawsuit brought against numerous defendants, including a number of telephone companies. We believe that we have adequate defenses against such lawsuit, and given the nature of our involvement with the transactions set forth in the complaint, we do not believe the lawsuit to be material.
 Except for the foregoing, we are not a party to any litigation and no action against us has been threatened or is known to be contemplated by any governmental agency or subdivision or any other entity.



                              MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of July 12, 2001.

  Name                     Age        Position with the Company and term served
  ----                     ---        -----------------------------------------

  Sheldon Hofferman        56         Chairman of the Board since
                                      November 30, 2000 and Director
                                      since September 17, 1997

  Joy C. Hartman           52         President and Chief Executive
                                      Officer since January 28, 2000,
                                      and Director since May 7, 1991

  Kenneth P. Ray           67         Director since May, 1990

  Alan C. Bashforth        51         Director since November 7, 1996

  John Innes               68         Director since October 12, 2000

  L. Michael  Hone         51         Director since October 12, 2000

  Louis Padulo             64         Director since January 17, 2001

  Robert O'Connor          39         Vice President of Finance and
                                      Administration since May 15, 2000

  Joseph Giegerich         34         Vice President of Sales and
                                      Marketing since October 10, 2000

  Thomas Spadaro           40         Vice President of Technology
                                      since December 12, 2000


Directors are elected at the annual meeting of shareholders for a period of one year. Directors appointed to fill vacancies or to increase the number of board members serve until the next annual meeting.

Sheldon, C. Hofferman has been an Attorney and Private Investor since 1971. Mr. Hofferman graduated from the University of Pennsylvania in 1966 and Temple University Law School in 1971. He was in private law practice in Washington, D.C., specializing in communications law, from 1971 to 1974. He served as Senior Trial Attorney for the Federal Trade Commission from 1974 to 1983, and re-entered private law practice thereafter. Mr. Hofferman has also served as General Partner of Golden Phoenix Limited Partnership, an investment concern, since 1983.

Joy C. Hartman became President and Chief Executive Officer in
January 2000, and continues to serve as Assistant Secretary and Treasurer. Ms. Hartman joined us in January 1982. In addition to holding these positions, other positions she has held with us include CFO, Treasurer, Corporate Secretary, and Executive Vice President. Her prior experiences included TeleSciences, Inc., and Peat Marwick Mitchell. Ms. Hartman is a graduate of The Wharton School of Business of the University of Pennsylvania. She is a member of the Financial Executives Institute, the National Association of Corporate Directors, and the American Society of Corporate Secretaries.

Kenneth P. Ray has been President of DelRay, Inc., an active telecommunications consulting firm, for more than the past five years. From 1964 to 1987, he was associated with ITT in various responsible positions and in 1976 became Vice President of ITT Telecommunications, with responsibility for engineering, marketing and sales departments. In 1981, he became Vice President and Director of Operations for the Transmission Division of ITT Space Communications. In January 1987, ITT's telecommunications group was acquired by Alcatel and Mr. Ray became Vice President of Marketing and Development for Alcatel Network Systems. From 1988 to 1991, he was Vice President for Technology and Business Development for Alcatel North America, a telecommunications company. Mr. Ray received a BSEE from Polytechnic Institute of New York in 1954 and a Masters in Economics from North Carolina State University in 1970.

Alan C. Bashforth, President and Chief Executive Officer of SciDyn until January 2000, relinquished those positions and served as Chairman of the Board until November 15, 2000. He was President of Cascadent Communications, a major customer of SciDyn until December 15, 2000. Previously he was President of Innovative Communications Technology, LTD. (ICT), a data communications company, located in Jersey, Channel Islands, until the acquisition of the intellectual property of ICT by us in November 1996. Prior experience included ownership of the CSL Group of companies from its inception in 1975. CSL is a Communications and Computer engineering group and employed over 100 people in 1992 when Mr. Bashforth sold the company. From 1970 to 1975, Mr. Bashforth was employed by Automaten CI, LTD., an office equipment and telecommunications company, in various engineering and sales positions leading to the position of General Manager. Mr. Bashforth was educated in electronic engineering at Mid Herts Polytechnic College in England and holds a Higher National Diploma in Electronic Engineering. Mr. Bashforth also serves as a Director of Satellite Media Services Ltd.

John Innes, has been Chairman since December 1997 of ACHP, a company started to meet the need of electronic banking/funds transfer marketing and processing. From 1994 through December 1997, he was engaged in his own practice as an attorney, investor and consultant. He has 30 years of experience managing, reorganizing, and financing public and private companies. Since 1971, he has been an attorney, consultant and investor in companies in various industries including investment banking, media, aviation, waste management and electronic commerce. From 1992 to 1994, Mr. Innes was Chairman of Commonwealth Associates, a New York based investment-banking firm. Mr. Innes served as Vice-Chairman of Wheeling-Pittsburgh Steel Corporation; Managing Director of Sabre Insurance Company Limited from 1986 - 1991; he also served as General Counsel of Gulfstream Aerospace Corporation from 1976 - 1986. Mr. Innes graduated from Williams College and from Temple University Law School.

L. Michael Hone, was the President and Chief Executive Officer of Centennial Technologies, Inc., a publicly traded company, from August 1997 through June 2001. Previously, he was Chairman and Chief Executive Officer of PSC, Inc., a publicly held manufacturer of hand-held and fixed-position laser-based bar code scanners, scan engines and other scanning products from 1992 to 1997. Mr. Hone also served as Director of Rochester Healthcare Information Group, Inc., a company principally engaged in providing data processing management to the healthcare industry. Mr. Hone served as Director of the Association for the Blind and Visually Impaired, Inc., which is principally engaged in assisting the blind and visually impaired to achieve vocational and social independence. Mr. Hone was previously Chairman of AIM USA and AIM International. Mr. Hone is a named inventor on six United States patents. He attended Ohio State University where he majored in Business.

Louis Padulo, a President Emeritus of University City Science Center in Philadelphia Pennsylvania since 1997, served as President and Chief Executive Officer of the non-profit consortium of leading universities and organizations, between 1991 and 1996. Previously, he served as President of the University of Alabama in Huntsville and has held a number of administrative and faculty positions with Boston University, Stanford University, Morehouse College, Massachusetts Institute of Technology, and the University of Tokyo among others. Additionally, Mr. Padulo possesses extensive industry and consulting experience, and has held and continues to hold a number of board and directorship positions with both public and private organizations. Mr. Padulo received a Bachelor of Science degree from Fairleigh Dickinson University, a Master of Science degree in Electrical Engineering from Stanford University, and a Ph.D. from the Georgia Institute of Technology.

Robert O'Connor came to us from PricewaterhouseCoopers, L.L.P in Philadelphia, PA, where he served from January 1998 to May 2000, as a manager of middle market advisory services. From May 1996 to June 1997, he served as controller of Optic Image Software Corporation.
Mr. O'Connor served as vice president of finance and administration at AW Computer Systems from May 1993 to September 1996. Mr. O'Connor received his MBA from Rutgers-Graduate School of Management, BS from Kean University in Union, NJ, and he is a Certified Public Accountant.

Joseph Giegerich has more than 11 years of product marketing, product introduction, and marketing strategy experience in the telecommunications field, specializing in advanced and emerging technologies. He has been involved in new business development, including two startups, an acquisition, and a successful IPO. Most recently from November 1999 to September 2000, he served as Vice President of Sales for iFace.com, a telecommunications equipment provider specializing in Internet and Computer Telephony applications. Previously, from May 1998 to November 1999, he served as Director of Key Accounts with Philips Speech Processing, a division of Philips Electronics NA, where he directly managed $40 million in strategic channel relationships for Philips core speech technology. He was one of the original founders November 1991 to April 1998, of Voice Systems Technology (VST), a company offering network-based enhanced service platforms and pre-paid wireless applications. VST was subsequently sold to Boston Communications Group and went public shortly after. Earlier in his career, he built and launched a successful voice messaging service bureau. He earned a degree from Rutgers University in Economics, with a minor in Computer Science.

Thomas Spadaro, who has been with Science Dynamics for the past 18 years, manages the development and design of all major product offerings for us. Presently, his main task is to develop solutions that facilitate the transition from a circuit-switched network to a
digital, packet-based communications environment.   Among the projects
he has spearheaded since joining SciDyn in 1983 are the Integrator Series of IP gateways, the Call Control System for correctional facilities and the VFX-250S Video over Frame Relay Access Device. He previously served as our Director of Engineering.


Board of Directors Committees and Other Information

All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among our directors or officers. The Board of Directors currently has an Audit Committee and a Compensation Committee. The Audit Committee oversees the actions taken by our independent auditors and reviews our internal financial and accounting controls and policies. The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for our officers, employees and consultants and administers our incentive compensation and benefit plans.

Directors' Compensation

We do not compensate members of our Board of Directors for their services. We reimburse non-employee Directors for their reasonable expenses incurred in attending meetings of our Board.

Executive Compensation

The following table sets forth the total compensation paid to our president and other executive officers whose compensation during any of the past three years exceeded $100,000.


                                      SUMMARY COMPENSATION TABLE

                           Annual Compensation      Long term compensation
                          -----------------------  --------------------------
Name and            Year  Salary     Bonus  Other            Awards                 All
Principal                   ($)       ($)   Annual     Restrict-  Options/  LTIP    Other
Position                                    Compen-    ed Stock   SARs(#)   Pay-    Compensa-
                                            sation ($) Award(s)($)         outs($) tion ($)
----------          ----  ------     -----  ---------- --------- ---------- ------  --------
Joy C.Hartman,      2000  161,185     -0-    1,666        -0-   100,000       -0-      -0-
President and       1999  113,237     -0-       -0-       -0-    10,000       -0-      -0-
CEO (1)             1998  111,000     -0-    5,632        -0-        -0-      -0-      -0-


1      Ms. Hartman was appointed our President and CEO  in January 2000.


Option Grants in Fiscal 2000

The following table shows information regarding stock options granted to our executive officers during the fiscal year ended December 31, 2000


Name and Position    No. of Securities     % of Total Options    Exercise   Expiration
                         Underlying       Granted to Employees    price        Date
                     Options Granted         in Fiscal Year
--------------------------------------------------------------------------------------

Joy C. Hartman
President and CEO
                      100,000                     24.5%            $5.00      1/5/2010

Robert C. O'Connor,
Vice President of
Finance and
Administration,
Chief Financial
Officer                20,000                      4.9%            $7.625     8/2/2010

Thomas Spadaro,
Vice President of
Technology
                       25,000                      6.1%            $7.625     6/5/2010

Joseph Geigerich,
Vice President Sales
and Marketing
                       60,000                     14.7%            $1.87    10/16/2010




Stock Options Exercised During Fiscal Year

None of our executive officers or directors exercised stock options or stock appreciation rights during the fiscal year ended December 31, 2000.

Fiscal Year-end Option Values

The following table shows information regarding the value of unexercised options held by executive officers as of December 31, 2000:


                              Number of Securities         Value of Unexercised
                                  Underlying               In-The-Money Options (1)
                              Unexercised Options
------------------------------------------------------------------------------------
Name & Position           Exerciseable  Unexerciseable   Exerciseable Unexerciseable
------------------------------------------------------------------------------------
Joy Hartman, President
and CEO                      155,000            -            $8,469             -

Joseph Giegerich, Vice
President - Sales and
Marketing                     60,000       60,000                 -             -

Thomas R. Spadaro,
Vice President -
Technology                    56,200            -            $5,167             -

Robert O'Connor, Vice
President - Finance
and Administration,
Chief Financial
Officer                       20,000            -                 -             -
____________


____________
(1) Value of unexercised options is based on the closing bid price of our common stock on the Nasdaq SmallCap Market on December 31, 2000, minus the exercise price.

Employment Contracts

We have an employment agreement with Joy C. Hartman, our President, CEO and a Director. The employment agreement contains change in control provisions that would entitle her to receive up to 2.99 times the annual salary if there is a change in control of our company (as defined) and a subsequent termination of employment. The maximum contingent liability under this agreement in such event is approximately $523,250.

1992 Stock Option Plan

Our 1992 incentive stock option plan, as filed with our registration statement on Form S-8 with the Securities and Exchange Commission on June 5, 1992, reserved 290,950 common shares for issuance; on March 22, 2000, we filed a post-effective amendment to increase the shares reserved for issuance to 1,378,950, of which 873,250 common shares are underlying outstanding stock option grants and 505,700 common shares remain available for future stock awards.


                        RELATED PARTY TRANSACTIONS

In February 2000, we entered into an agreement for consulting services with Alan Bashforth. The consulting services primarily related to identifying, evaluating, and recommending business strategies for us. This agreement expired on April 30, 2001 and was not renewed. Mr. Bashforth received an aggregate of $150,000 pursuant to the agreement.

On February 11, 2000, we entered into a supply agreement with Cascadent Communications (formerly @IPbell Inc.). Pursuant to the terms of the agreement, Cascadent agreed to purchase $4,180,800 of our Integrator gateway products. Cascadent also expressed its intent, in the agreement, to purchase either directly, or through a third party vendor, additional equipment amounting to approximately $13,000,000. During the course of the agreement, we sold $4,370,146 of our Integrator gateway product under the agreement. The agreement was terminated on January 4, 2001, upon receiving notice that Cascadent was placed into receivership. In a letter dated June 25, 2001, the Cascadent receiver advised that it was not possible to achieve a sale of Cascadent's business as a going concern. The letter also stated that it appears that there will be insufficient funds available for a liquidator to be appointed in this matter. We have outstanding invoices in the amount of $100,159, but presently have no expectations that such amounts will be recovered. The pricing of the products sold and the terms and conditions of sale were no more favorable than those provided to unrelated parties. Our former President, Chief Executive Officer and Chairman of the Board, Alan Bashforth, became President of Cascadent subsequent to his service as an officer of Science Dynamics. Mr. Bashforth continues to serve as a member of our Board of Directors.

We believe, based upon our experience in the industry, that the terms of the foregoing agreements were no more favorable than those which could have been obtained from unaffiliated third parties.

                      PRINCIPAL SECURITY HOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock, as of the date of this prospectus. The information in this table provides the ownership information for:

 - each person known by us to be the beneficial owner of more than 5% of our common stock;

 - each of our directors and director nominees;

 - each of our executive officers; and

 - our executive officers, directors and director nominees as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage ownership for each person listed below includes shares of common stock underlying options or warrants held by the person that are exercisable within 60 days of the date of this prospectus. Common stock beneficially owned and percentage ownership are based on 17,657,901 shares outstanding before this offering and 21,471,804 shares to be outstanding after the completion of this offering.

                                                               Percentage of Common Stock
                                                                   Beneficially Owned
---------------------------------------------------------------------------------------------
Name,  Address and Title of      Number of Shares
Beneficial Owner                 Beneficially Owned         Before Offering   After Offering
---------------------------------------------------------------------------------------------

Sheldon C. Hofferman,
Chairman (1)
PO Box 350
Fairfax Station, VA  22039         2,619,921                   14.84%             12.20%

Alan C. Bashforth, Director (2)
Le Virage
La Route de Sainte Marie,
St. Mary, Jersey, UK
JE3 3DB                            1,520,000                    8.61%             7.08%

Edwin S. Marks, 5% owner
135 East 57th Street
27th Floor
New York, New York 10022           1,129,000                    6.39%             5.26%

Charles Bresler, 5% owner
401 M Street SW
Washington, DC                     1,322,666                    7.49%             6.16%

Joy C. Hartman, President,
CEO (3)
27 Hogan Way
Moorestown, NJ   08057               215,185                    1.22%             1.00%

Kenneth P. Ray, Director (4)
909 Darfield Drive
Raleigh, NC   27615                   46,300                    0.26%             0.22%

Joseph Giegerich, Vice
President Sales & Marketing
46 Longbridge Dr.
Mount Laurel, NJ  08054               25,000                    0.14%             0.12%

-32-

Thomas Spadaro (5)
Vice President of
Engineering
41 Fountain Blvd
Burlington, NJ  08016                 82,455                    0.47%             0.38%

Robert O'Connor (6)
Vice President of Finance
and Administration
53 Sorrel Run
Mt. Laurel, NJ  08054                 20,000                    0.11%             0.09%

All executive officers,
directors, and director
nominees as a group
(7 persons)                        6,980,527                   39.53%            32.51%


______________
(1) The total includes 2,619,921 shares owned by Golden Phoenix, LP., of which Mr. Hofferman is General Partner.

(2) Shares in the name of Innovative Communications Technology, LTD., a corporation, controlled by Mr. Bashforth.

(3) The 215,185 shares in Ms. Hartman's name include incentive options, exercisable within sixty days to acquire 155,000 shares, and 20,000 warrants, and 300 shares owned by Ms. Hartman's children.

(4) The 46,300 shares owned by Mr. Ray include incentive options, exercisable within sixty days to acquire 30,000 shares.

(5) The 82,455 shares owned by Mr. Spadaro include incentive options, exercisable within sixty days to acquire 56,200 shares.

(6) The 20,000 shares owned by Mr. O'Connor include incentive options, exercisable within sixty days to acquire 20,000 shares.


                        DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 45,000,000 shares of common stock, par value $.01 per share.

The description of our securities are summaries of the material provisions of our securities. For more complete information, you should read our certificate of incorporation and its amendments.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of us, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of all liabilities.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, duly authorized, fully paid and nonassessable.

Warrants

On November 7, 1996, we issued warrants to purchase 20,000 shares of our common stock at an exercise price of $.78125 per share, to Joy C.
Hartman, our President and CEO. The warrant terminates on November 7, 2001 and may be exercised at any time until such date.

Recent Financing

On May 22, 2001, we issued $1,200,000 principal amount of 8% convertible debentures, due May 22, 2003, to three investors pursuant to a Subscription Agreement dated May 22, 2001. Interest only payments are due quarterly commencing September 30, 2001, and the principal is due in one lump sum on May 22, 2003, or upon certain events of default. The conversion price for the convertible debentures is the lesser of 85% of the average of the three lowest closing prices for the common stock for the 30 trading days prior to but not including May 22, 2001, or 85% percent of the average of the three lowest closing prices for the common stock for the 30 trading days prior to but not including the conversion date. The maximum number of shares of common stock that any subscriber or group of affiliated subscribers may own after conversion at any given
time is 4.99%.   The number of shares of common stock issuable upon
conversion of the convertible debentures is 1,730,103, based on a conversion price of $0.816 per share. We are required to register 200% of this amount, for a total of 2,941,176 shares. The actual conversion price will depend on the market price of our common stock prior to the conversion. The following table illustrates the effect of a decline in the market price of our common stock as it relates to the number of shares we will be required to issue upon conversion:



         Stock             Shares
         Price             Issuable
         -----------------------------
         $.816            1,730,103
         $.60             2,352,941
         $.40             3,529,411
         $.20             7,058,823
         $.10            14,117,647


In addition to the convertible debentures, we also issued warrants to purchase 872,727 shares of common stock. These warrants, which expire May 22, 2006, have an exercise price of $1.4339 per share.


Transfer Agent

The Transfer Agent and Registrar for the common stock and the warrants described above is Continental Stock Transfer & Trust Company.

                            SELLING SHAREHOLDERS


The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.


Name          Total Shares of    Total             Shares of      Beneficial       Percentage of  Beneficial  Percentage
              Common Stock       Percentage of     Common Stock   Ownership        Common Stock   Ownership   of Common
              Issuable Upon      Common Stock,     Included in    Before           Owned Before   After the   Stock
              Conversion of      Assuming Full     Prospectus(1)  the Offering(2)  Offering       Offering    Owned After
              Notes and/or       Conversion                                                          (3)      Offering(3)
              Warrants
-------------------------------------------------------------------------------------------------------------------------


Laurus
Master
Fund, Ltd.
(4)(5)(6)       1,952,763           9.96              3,178,253      927,406          4.99            --          --

The Keshet
Fund, L.P.
(4)(5)(7)         195,276           1.77                317,825      195,276          1.77            --          --

Keshet
L.P.
(4)(5)(7)         195,276           1.77                317,825      195,276          1.77            --          --



The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the debentures and exercise of the debenture warrants is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes 200% of the shares issuable on conversion of the convertible notes, based on the market price of our common stock on May 23, 2001, as required by our agreement with the selling shareholders. The number of shares of common stock issuable upon conversion of the debentures is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and, consequently, offered for sale under this registration statement, cannot be determined at this time. As a result of the contractual agreement not to exceed 4.99% beneficial ownership, the selling shareholder does not believe it is a control person as defined in the Securities Exchange Act of 1934 or is required to file a Schedule 13D.

(2) Represents shares of common stock issuable upon conversion of debentures of the selling shareholder at an assumed conversion price of $0.81 per share and/or exercise of warrants of the selling shareholder at a conversion price of $0.81 per share. However, the selling shareholder has contractually agreed to restrict its ability to convert its debentures or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise exceed 4.99% of the then issued and outstanding shares of common stock following such conversion or exercise. This restriction may not be waived.

(3)    Assumes that all securities registered will be sold.

(4) The following chart discloses the principal(s) of each selling securityholder and the person(s) with investment and dispositive power:

                                             Investment/dispositive
Securityholder               Principal       authority
-------------------------------------------------------------------
Laurus Master Fund, Ltd.     Eugene Grin     Eugene Grin
                             & David Grin    & David Grin

The Keshet Fund, L.P.        Abraham Grin    John Clark

Keshet L.P.                  Abraham Grin    John Clark

(5) Laurus Master Fund, Ltd., Keshet Fund LP and Keshet LP are under common control and all shares registered hereunder may be deemed to be beneficially owned by such control person. All such selling stockholders may be deemed to be a purchasing group for purposes of Rule 13d, but are not required to file a Form 13d because of the limitation of their beneficial ownership to 4.99%, as a group.

(6) Includes 727,273 shares issuable upon exercise of warrants presently exercisable at a price of $1.4339 per share.

(7) Includes 72,727 shares issuable upon exercise of warrants presently exercisable at a price of $1.4339 per share.



                          Plan of Distribution

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling stockholders will sell any or all of the common stock in this offering. The selling stockholders may use any one or more of the following methods when selling shares:

 - Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

 - Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

 - An exchange distribution following the rules of the applicable exchange

 - Privately negotiated transactions

 - Short sales or sales of shares not previously owned by the seller

 - A combination of any such methods of sale or any other lawful method The selling stockholders may also engage in:
     - Short selling against the box, which is making a short sale when the seller already owns the shares.

     - Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stockholder.

     - Pledging shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling stockholders in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

Because the following selling shareholders are deemed
"underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements:

                  Laurus Master Fund, Ltd.
                  The Keshet Fund, L.P.
                  Keshet L.P.

We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

If the selling stockholder notifies us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.



                           LEGAL MATTERS

Sichenzia, Ross, Friedman & Ference LLP, New York, New York, will pass upon certain legal matters with respect to the shares of the common stock offered hereby.

                             EXPERTS

Peter C. Cosmas, CPA's, independent auditors, have audited, as set forth in their report thereon appearing elsewhere herein, our financial statements as of December 31, 2000 and 1999, and for the years then ended, that appear in this prospectus. The financial statements referred to above are included in reliance upon the report by the auditors given upon their authority as experts in accounting and auditing.

                    HOW TO GET MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to our company and the shares to be sold in this offering, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. We have described all material information for each contract, agreement or other document filed with the registration statement in this prospectus. However, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result, you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement for a complete description of the matter involved.

You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including this registration statement, are also available to you without charge from the SEC Web site, which is located at http://www.sec.gov.

                       INDEX TO FINANCIAL STATEMENTS


                                                          Page
                                                          ----

Report of Independent Accountants dated March 10, 2001     F-2

Consolidated Balance Sheets as of December 31, 2000
and 1999                                                   F-3

Consolidated Statements of Operations, two years
ended December 31, 2000                                    F-4

Consolidated Statements of Cash Flows, two years
ended December 31, 2000                                    F-5

Consolidated Statements of Changes in Shareholders'
Equity, two years ended December 31, 2000                  F-6

Notes to Consolidated Financial Statements           F-7 - F-13

Consolidated Balance Sheets as of March 31, 2001           F-14
unaudited) and December 31, 2000 (audited)

Consolidated Statements of Operations for                  F-15
three months ended March 31, 2001 (unaudited) and three months ended March 31, 2000 (unaudited)

Consolidated Statements of Cash Flows for                  F-16
three months ended March 31, 2001 (unaudited) and three months ended March 31, 2000 (unaudited)

Notes to Consolidated Financial Statements                 F-17

                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Science Dynamics Corporation

We have audited the accompanying consolidated balance sheets of Science Dynamics Corporation and subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material resects, the consolidated financial position of Science Dynamics Corporation and Subsidiary as of December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Peter C. Cosmas Co., CPAs

/s/Peter C. Cosmas Co., CPA's
-----------------------------

370 Lexington Avenue
Suite 1205
New York, NY 10017


March 10, 2001


-F2-

                           SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                                  CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31, 2000 AND 1999

                        ASSETS
                                                                    December 31,
                                                             2000                   1999
                                                             ----                   ----

Current assets:
   Cash and cash equivalents                           $1,351,641              $  674,793
   Accounts receivable - trade                            102,194                 157,040
   Accounts receivable - other                             51,401                  63,677
   Inventories                                             87,623                 361,039
   Other current assets                                    84,566                  50,185
                                                       ----------               ---------
      Total current assets                              1,677,425               1,306,734
                                                       ----------               ---------

Property and equipment, net                             1,005,364                 260,543
Deferred income taxes                                           -                 308,000
Intangible Assets, net of accumulated
 amortization of $1,200,000 in 2000 and
 $900,000 in 1999.                                        300,000                 600,000
Other assets                                               25,363                 133,776
                                                       ----------               ---------
      Total assets                                     $3,008,152              $2,609,053
                                                       ==========               =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of capital lease obligation         $   57,598              $        -
   Accounts payable                                       358,820                 215,409
   Accrued expenses                                       118,059                 424,677
                                                       ----------               ---------
      Total current liabilities                           534,477                 640,086
                                                       ----------               ---------

Non current portion of capital lease obligation           128,413                       -
                                                       ----------               ---------
      Total liabilities                                   662,890                 640,086

Commitments

Shareholders' equity -
   Common stock - .01 par value,
      45,000,000 shares authorized,
      17,783,700 and 17,286,278 issued
      17,657,901 and 17,160,478 outstanding
      in 2000 and 1999 respectively.                      177,837                 172,862
   Additional paid-in capital                          14,266,787              12,556,205
   (Deficit)                                          (11,701,529)            (10,362,267)
                                                       ----------               ---------
                                                        2,743,095               2,366,800
   Common stock held in treasury,
    at cost                                              (397,833)               (397,833)
                                                       ----------               ---------
   Total shareholders' equity                           2,345,262               1,968,967
                                                       ----------               ---------
   Total liabilities and shareholders'
    Equity                                             $3,008,152              $2,609,053
                                                       ==========               =========


   The accompanying notes are an integral part of these consolidated financial statements.

-F3-

                           SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                         FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                    2000                             1999
                                                    ----                             ----

 NET SALES                                   $5,269,377                       $2,347,984



Operating costs and expenses:

      Cost of sales                           1,891,484                        1,330,886
      Research and development                1,141,656                        1,331,521
      Selling, general
          and administrative                  3,605,768                        1,728,244
                                             ----------                       ----------

                                              6,638,908                        4,390,651
                                             ----------                       ----------

Operating Loss                               (1,369,531)                      (2,042,667)

Other income (expenses):
   Interest income                               40,647
   Interest expense                             (10,378)                         (12,219)
                                             ----------                       ----------


Net Loss                                    $(1,339,262)                     $(2,054,886)
                                             ==========                       ==========



Net Loss per common share
  basic and diluted                         $     (0.08)                     $     (0.12)
                                             ==========                       ==========


  The accompanying notes are an integral part of these consolidated financial statements.
-F4-


                                SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                               FOR THE YEARS ENDED DECEMBER 31,2000 AND 1999


                                                             2000                   1999
                                                             ----                   ----
Cash flows from operating activities:
   Net Loss                                             $(1,339,262)         $(2,054,886)
                                                        -----------          -----------

Adjustments to reconcile net loss to
 net cash used for
 operating activities:
   Depreciation                                             159,859               94,101
   Amortization of capitalized software                           -              138,996
   Amortization of Intangible assets                        300,000              300,000
Changes in operating assets and liabilities:
   (Increase) decrease in:
    Accounts receivable                                      54,846              109,363
    Other receivable                                         12,276              596,223
    Inventories                                             273,416              117,455
    Other current assets                                    (34,381)              (3,919)
    Other assets                                            108,413                7,642
   Decrease in:
     Accounts Payable and
        accrued expenses                                   (163,207)            (179,900)
                                                        -----------          -----------

Total adjustments                                           711,222            1,179,961
                                                        -----------          -----------

 Net cash used for
  operating activities                                     (628,040)            (874,925)
                                                        -----------          -----------

Cash flows from investing activities:

 Purchase of property and equipment - net                  (704,246)            (123,555)
                                                        -----------          -----------

   Net cash used in investing activities                 (704,246)              (123,555)
                                                        -----------          -----------

Cash flows from financing activities:
 Increase (decrease) in:
  Payment on loan payable                                         -             (100,000)
  Payment on capitalized lease                              (14,423)                   -
  Proceeds from sale of income tax NOL                      308,000                    -
 Issuance of common stock and warrants                    1,715,557            1,741,024
                                                        -----------          -----------

   Net cash provided
    by financing activities                               2,009,134            1,641,024
                                                        -----------          -----------

Net increase in
 cash and cash equivalents                                  676,848              642,544

Cash and cash equivalents -
 beginning of period                                        674,793               32,249
                                                        -----------          -----------

Cash and cash equivalents -
 end of period                                            1,351,641              674,793
                                                        ===========          ===========

Noncash transactions:
Increase in Capital Lease Obligations                   $   200,434           $        -
                                                        ===========          ===========


    The accompanying notes are an integral part of these consolidated financial statements.

-F5-


                                                SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                             FOR THE TWO YEARS ENDED DECEMBER 31, 2000 AND 1999


                                    Common Stock                    Additional                          Treasury
                                    ------------                      Paid-In                           --------
                                       Shares         Amount          Capital          (Deficit)         Shares       Amount
                                       ------         ------          -------          ---------         ------       ------


Balance
 December 31, 1998                  15,861,449      $158,614      $ 10,729,429      $ (8,307,381)       125,800     $397,833
                                    ----------      --------      ------------      -------------       -------     -------

Exercise of Stock Options               34,800           348            26,984                 -              -           -
Issuance of common stock
 net of related expenses             1,218,000        12,180         1,701,512                 -              -           -
Common Stock issued
 for patent                            172,029         1,720            98,280


Net loss                                     -             -                 -        (2,054,886)             -           -


Balance
 December 31, 1999                  17,286,278      $172,862      $ 12,556,205      $(10,362,267)       125,800    $397,833
                                    ----------      --------      ------------      -------------       -------     -------


Exercise of Stock Options              283,673         2,838           151,069                 -              -           -
Issuance of common stock
 net of related expenses               213,749         2,137         1,559,513                 -              -           -

Net loss                                     -             -                 -        (1,339,262)             -           -
                                    ----------      --------      ------------      -------------       -------     -------



Balance
 December 31, 2000                  17,783,700      $177,837       $14,266,787       (11,701,529)       125,800    $397,833
                                    ==========      ========      ============      =============       =======     =======

    The accompanying notes are an integral part of these consolidated financial statements.

-F6-






                 SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1  Summary of Significant Accounting Policies:

   a. Principles of Consolidation:

     The consolidated financial statements include the Company's wholly owned subsidiary. All intercompany transactions have been eliminated in consolidation.

   b. Organization and Description of Business:

     The Company, which was incorporated in May 1973 and commenced operations in July 1977, is engaged in the design, development, integration and marketing of advanced
     telecommunications products and applications.   All the
     Company's operations are considered to be in one industry.

   c. Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

   d. Inventories:

     Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

   e. Property and Equipment:

     Property and equipment are stated at cost, depreciation of property and equipment is computed generally using the straight-line method based on estimated useful lives of five years for machinery and equipment and seven years for furniture and fixtures. Leasehold improvements are amortized over the life of the related lease or their estimated useful lives, whichever is shorter, using the straight-line method. Costs of major additions and betterment's are capitalized; maintenance and repairs which do not improve or extend the life of respective assets are charged to expenses as incurred. When an asset is sold or otherwise disposed of, the cost of the property and the related accumulated depreciation is removed from the respective accounts and any resulting gains or losses are reflected in income.

   f. Cash and Cash Equivalents:

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

-F7-

   g. Income Taxes:

    The Company elected to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", (SFAS No. 109) in 1992. Under SFAS No. 109, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expenses (credit) is the tax payable (receivable) for the period and the change during the period in deferred tax assets and liabilities.

   h. Revenue Recognition:

    Revenue is generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenue from product sales is recognized at time of delivery and acceptance and after consideration of all the terms and conditions of the customers contract. Sales of services are recognized at time of performance. The Company follows SOP 97-2, "Software Revenue Recognition," as such the Company recognizes product revenue upon shipment if a signed contract exists, the fee is fixed or determinable, collection of resulting receivables is probable and product returns are reasonable estimable.

  i. Impairment of Long-Lived Assets:

    Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of." SFAS No. 121 requires the Company to review the recoverability of the carrying amounts of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable.

    In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets' carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. In 2000, the Company wrote off the carrying value of one of its patents in the amount of $89,706.

  j. Fair Value Disclosures:
  k. Stock Options:

    The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation. Had the company determined compensation cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.

-F8-

  l)  New Accounting Pronouncements:

    In June 1998, the Financial Accounting Standards Board ("FASB"), issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 2000 issued SFAS No. 138, accounting for certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. These new standards require companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the fair value of those derivatives would be accounted for based on the use of the derivative and whether the instrument qualified for hedge accounting, as defined in SFAS 133 and 138. The Company is required to implement these statements in the first quarter of fiscal
    2001.   The company has not used derivative instruments and
    believes the impact of adoption of this statement will not have a significant effect on the financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), which provided guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the Company's revenue recognition policies.

    In March 2000, the Financial Accounting Standards Board, released FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," which provides clarification of Opinion No. 25 for certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The Company believes that its practices are in conformity with this guidance, and therefore Interpretation No. 44 will have no impact on its financial statements.

  2 Accounts Receivable:
  3 Property and Equipment:

A summary of the major components of property and equipment is as follows:

                                 2000         1999
                                 ----         ----

Computer and software       $ 889,923     $189,394
Leasehold improvements        204,150            -
Machinery and equipment       310,146      310,146
Furniture                      48,235       48,235

Less accumulated
  depreciation               (447,090)    (287,232)

Totals                     $1,005,364     $260,543


-F9-

  4 Income Taxes:

   In 1992, the Company adopted SFAS No. 109, Accounting for Income taxes. Under the provision of SFAS No. 109, the Company elected not to restate prior years due to immateriality. Inc. 1992, the effect of the change was to decrease the net loss by $308,000 (.10 per share). The deferred tax asset recognized in the accompanying balance sheet December 31, 1999 was recovered through the sale of New Jersey State net-operating loss carryovers as permitted by the State in the amount of $308,000.

   At this time, the Company does not believe it can reliably predict profitability for the long-term. Accordingly, the deferred tax asset applicable to 2000 and 1999 operations has been reduced in its entirety by the valuation allowance.

   As a result of the operating losses for the years ended December 31, 1990 and 1992-2000 the Company has available to offset future taxable income a net operating loss of $12,722,364 expiring 2005-2020. In addition, research credits expiring 2005-2014 are available to offset future taxes.

   The components of the provision (credit) for income taxes from continuing operations is as follows:


                                  2000                       1999
                                  ----                       ----

 Deferred
    Federal                $         -                 $        -

Current
    Federal                          -                          -
    State                            -                          -
                           -----------                 ----------
                           $         -                 $        -
                           ===========                 ==========

Differences between the tax provision computed using the statutory federal income tax rate and the effective income tax rate on operations is as follows:

                          2000                        1999
                          ----                        ----
Federal
Statutory rate        $(455,349)                 $(698,661)

Research tax
Credits                       -                          -

Tax benefit not
Provided due
To valuation
Allowance               455,349                    698,661
                       --------                   --------
                              -                          -
                       ========                   ========

Components of the Company's deferred tax assets and liabilities are as follows:

                                             December 31,
                                       2000               1999
                                       ----               ----
Deferred tax assets:
Tax benefits related
To net operating
Loss carry forwards
And research tax Credits         $4,298,635         $3,843,286
                                 ----------         ----------


Total deferred tax Asset          4,298,635          3,843,286

Valuation
Allowance for
Deferred tax
Assets                            4,298,635          3,843,286
                                 ----------         ----------

Net deferred tax Assets          $      -0-        $       -0-
                                 ----------         ----------


-F10-

 5  Commitments:

  a    Leases

   The Company leases their office, sales and manufacturing facilities and certain vehicles under non-cancelable operating leases with varying terms. The leases generally provide that the Company pay the taxes, maintenance and insurance expenses related to the leased assets. Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, as of December 31, 2000 are as follows:

                    2001      $193,622
                    2002       185,483
                    2003       185,483
                    2004       183,052
                    2005       181,836
         After      2005        60,612
                               -------

Total minimum lease payments  $990,088
                              --------

  b   Employment Agreement:

   The Company has an employment agreement with one officer, who is also a director of the company. The employment agreement contains change in control provisions that would entitle the officer to receive up to 2.99 times the annual salary if there is a change in control in the Company (as defined) and a termination of employment. The maximum contingent liability under this agreement in such event is approximately $523,250.



 6 Intangible Assets:

   On November 7, 1996, the Company acquired "Intellectual Property", issuing 1,500,000 shares of its common stock. Based on technical reviews of the property and the business potential of the technology, the Company valued the "Intellectual Property" at $1,500,000. The Company began amortizing the property on January 1, 1997 over a period of five years. The amortization for 2000 and 1999 was $300,000 for each year.


 7 Stock Options and Warrants:

   On November 17, 1999 the Company amended the Incentive Stock
   Option Plan, authorizing an additional share increase of 1,088,000 shares.

   283,673 shares were exercised in 2000 at a weighted average price of $.54 and 34,800 shares were exercised in 1999 at a weighted average price of $.79. The total amount of shares granted and not exercised at December 31, 2000 amount to 505,700 at exercise prices ranging from 0.50 to 10.75 per share.

   As allowed by FASB No. 123, The Company has elected to continue to follow Accounting Principles Board (APB) Opinion No. 23, "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for its stock option plans. Under APB No. 25, the Company does not recognize compensation expense on the issuance of its stock options because the options terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

-F11-

   As required by FASB No. 123, the Company has determined the pro-forma information as if the Company had accounted for stock options granted since January 1, 1996, under the fair value method of FASB No. 123. An option pricing model similar to the Black-Sholes was used with the following weighted average assumptions used for grants in the year 2000 and 1999, respectively: expected volatility of 80 percent; risk free interest rate of 7% and 6% respectively and expected lives of 5 years. The pro-forma effect of these options on net earnings was not material. These pro-forma calculations only include the effect of 1999 and 2000 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

 8 Major Customers:

   During 2000 two customers accounted for 83% and 15% of total sales. During 1999 three customers and their operating subsidiaries accounted for 64.63%, 10.31% and 9.71% of total sales.

 9 Earnings (Loss) Per Share:

   In February 1997, the Financial Accounting Standards Board issued SFAS No. 128. "Earnings Per Share" applicable for financial statements issued for periods ending after December 15, 1997. As required the Company adopted SFAS No. 128 for the year ended December 31, 1997 and restated all prior period earnings per share figures. The Company has presented basic earnings per share. Basic earnings per share excludes potential dilution and is calculated by dividing income available to common stockholders by the weighted average number of outstanding common shares. Diluted earnings per share incorporates the potential dilutions from all potentially dilutive securities that would have reduced earnings per share. Since the potential issuance of additional shares would reduce loss per share they are considered anti-dilutive and are excluded from the calculation.

   The weighted average number of shares used to compute basic loss per share was 17,549,993 in 2000 and 16,777,070 in 1999.

10 Related Party Transactions

   During 2000, Scidyn began the deployment of the Cascadent Supply Agreement, this Agreement provided $4,370,520 in revenue for the year. The Agreement was terminated on January 4, 2001, upon receiving official word that Cascadent was placed into receivership. Alan Bashforth, one of Cascadent's principals, is a member of the Company's Board of Directors.


11 Subsequent Events

   In March 2001 the Company entered into a $40,000,000 Equity line of Credit arrangement with the Alpha Group. Under the terms of the equity line agreement, the Company will have the right to sell up to $40 million of its common stock. The Company has sole discretion, subject to certain volume limitations and conditions, to draw down upon such funds as its capital needs dictate. The sale price of the common stock will not exceed ten percent of an average closing bid price to be calculated at the time of each sale. In connection with such financing Alpha has been issued warrants to purchase up to 500,000 shares of the Company's common stock at exercise prices of $5.00 per share. Additional warrants to purchase up to 500,000 shares of the Company's common stock at an exercise price equal to the current bid price will be issued on a pro rata basis at the time of each sale. The term of the equity line is for eight months with an automatic one-year extension if at least ten percent or $4 million is drawn down during the initial eight-month period.

-F12-

   The equity financing draw downs are subject to a limit of 300 percent of the "Average Daily Trading Volume", defined as the dollar amount of the average daily trading volume of shares of the Company's common stock, calculated based upon the average bid price and average daily trading volume traded over the twenty trading days preceding multiple put dates. As such, SciDyn's ability to access these funds in sufficient amounts will be directly related to the average daily trading volume as defined. The agreement contains other provisions, which may have the potential to limit SciDyn's ability to draw down funds. The agreement can be accessed in its entirety as an exhibit to an 8-K filing made with the Securities and Exchange Commission.

   Funding under the agreement is also subject to completion of certain terms and conditions, including the filing of a registration statement with the Securities and Exchange
   Commission. No public offering of the Company's common stock will be made except by means of a prospectus under an effective registration statement.

-F13-

                                    SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                                            CONSOLIDATED BALANCE SHEETS


                                     ASSETS
                                                                                   March 31,          December 31,
                                                                                      2001               2000
                                                                                    Unaudited          Audited
                                                                                    ---------          -------
Current assets:
  Cash and cash equivalents                                                        $  208,126        $  1,351,641
  Accounts receivable - trade                                                          92,283             102,194
  Accounts receivable - other                                                          64,461              51,401
  Inventories                                                                          83,467              87,623
  Other current assets                                                                103,453              84,566
                                                                                    ---------          ----------
    Total current assets                                                              551,790           1,677,425
                                                                                    ---------          ----------

Property and equipment, net                                                         1,012,248           1,005,364
Intangible Assets, net of accumulated
amortization of $1,275,000 in 2001 and
$1,200,000 in 2000.                                                                   225,000             300,000
Other assets                                                                           25,363              25,363
                                                                                    ---------          ----------
   Total assets                                                                    $1,814,401        $  3,008,152
                                                                                    =========          ==========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Current portion of capital lease obligation                                      $   61,353        $     57,598
  Accounts payable                                                                    354,568             358,820
  Accrued expenses                                                                    206,396             118,059
                                                                                    ---------          ----------
   Total current liabilities                                                          622,317             534,477
                                                                                    ---------          ----------

Long-term  portion of capital lease obligation                                        106,657             128,413
                                                                                    ---------          ----------

Commitments

Shareholders' equity -
  Common stock - .01 par value,
   45,000,000 shares authorized,
   17,783,701 issued and 17,657,901 outstanding
   in 2001 and 2000 respectively.                                                     177,837             177,837
   Additional paid-in capital                                                      14,266,787          14,266,787
   (Deficit)                                                                      (12,961,364)        (11,701,529)
                                                                                   ----------          ----------
                                                                                    1,483,260           2,743,095

   Common stock held in treasury, at cost                                            (397,833)           (397,833)
                                                                                   ----------          ----------

   Total shareholders' equity                                                       1,085,427           2,345,262
                                                                                   ----------          ----------

   Total liabilities and shareholders' equity                                     $ 1,814,401         $ 3,008,152
                                                                                   ==========          ==========

-F14-

                                            SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                                          (UNAUDITED)
                                                           ---------



                                                            Three Months Ended March 31,

                                                                  2001            2000
                                                                  ----            ----


NET SALES                                                     $ 194,113       $ 1,443,482
                                                              ---------         ---------


Operating costs and expenses:

      Cost of sales                                             136,847           572,042

      Research and development                                  420,522           255,707

       Selling, general and administrative                      901,217           605,266
                                                              ---------         ---------

                                                              1,458,586         1,433,015
                                                              ---------         ---------

Operating (Loss) / Income                                    (1,264,473)           10,467

Other income/expenses:
 Interest income                                                  4,638             2,898
                                                              ---------         ---------

Net (Loss) / Income                                          (1,259,835)           13,365
                                                              =========         =========


Net (Loss) / Income per common share
  basic and diluted                                         $     (0.07)       $     0.00
                                                              =========         =========


-F15-

                          SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         (UNAUDITED)
                                          ---------

                                                             Three Months Ended March 31,
                                                                   2001           2000
                                                                   ----           ----

Cash flows from operating activities:
 Net (Loss)/Income                                             $(1,259,835)  $   13,365
                                                               -----------   ----------

Adjustments to reconcile net (loss)/ income to
 net cash  used for
 operating activities:
  Depreciation                                                      62,363       24,509
  Amortization of capitalized software                              75,000       76,910
Changes in operating assets and liabilities:
 (Increase) decrease in:
  Accounts receivable                                                9,911     (497,164)
  Other receivable                                                 (13,060)      12,689
  Inventories                                                        4,156      134,373
  Other current assets                                             (18,887)     (25,890)
 Increase (decrease) in:
  Accounts Payable and
   accrued expenses                                                 84,085     (272,368)
                                                               -----------   ----------

Total adjustments                                                  203,568     (546,940)
                                                               -----------   ----------
Net cash used for operating activities                          (1,056,267)    (533,576)
                                                               -----------   ----------


Cash flows from investing activities:

 Purchase of property and equipment                                (69,247)    (158,256)
                                                               -----------   ----------
  Net cash used in investing activities                            (69,247)    (158,256)
                                                               -----------   ----------

Cash flows from financing activities:
 Increase (decrease) in
  Payment on capitalized leases                                    (18,001)           -
 Issuance of common stock                                                -      153,907
                                                               -----------   ----------


   Net cash (used in) provided
   by financing activities                                         (18,001)     153,907
                                                               -----------   ----------

Net decrease in
 cash and cash equivalents                                      (1,143,515)    (537,925)

Cash and cash equivalents -
 beginning of period                                             1,351,641      674,793
                                                               -----------   ----------

Cash and cash equivalents -
 end of period                                                   $ 208,126   $  136,868
                                                               ===========   ==========





-F16-

               SCIENCE DYNAMICS CORPORATION AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (unaudited)
PART I
Item 1. (continued)

        Basis of Presentation
        ---------------------
        The unaudited financial statements included in the Form 10-QSB have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation SB. The financial information furnished herein reflects all adjustments, which in the opinion of management are necessary for a fair presentation of the Company's financial position, the results of operations and the cash flows for the periods presented.

        Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed, or omitted, pursuant to such rules and regulations.

        These interim statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000. The Company presumes that users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context. The results of operations for any interim period are not necessarily indicative of the results for the full year.

        Income per share
        ----------------

        Per-share data has been computed on the basis of the weighted average number of shares of common stock outstanding during the periods.

-F17-

We have not authorized any dealer, salesperson or
other person to give any information or represent
anything not contained in this prospectus. You must
not rely on any unauthorized information or
representations.  This prospectus is an offer to
sell only the shares offered hereby, but only
under circumstances and in jurisdictions where it is
lawful to do so.  The information contained in
this prospectus is current only as of its date.
                     ______________

                     TABLE OF CONTENTS
                                              Page

                    Prospectus Summary         4
                    Risk Factors               7
                    Use of Proceeds           12
                    Dividend Policy           13
                    Capitalization            14
                    Dilution                  15
                    Selected Financial
                    Information               16
                    Management's Discussion
                    and Analysis of
                    Financial Condition and
                    Results of Operations     17
                    Business                  21
                    Management                29
                    Certain Transactions      36
                    Principal Security
                    Holders                   37
                    Description of
                    Securities                39
                    Selling Shareholder       40
                    Plan of Distribution      41
                    Legal Matters             42
                    Experts                   42
                    How to Get More
                    Information               42
                    Financial Statements      43

                        ______________



Until          , 2001, 25 days after the date of this
prospectus, all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                ______________

                               3,813,903 Shares

                                 Common Stock
                                ______________



                                ______________

                                  Prospectus
                                ______________






  Science Dynamics Corporation

           , 2001

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION AND LIMITATION OF LIABILITY OF MANAGEMENT


         As permitted by the Delaware General Corporation Law, we have included in our Certificate of Incorporation a provision to eliminate the personal liability of it's directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our Bylaws require us to (i)
indemnify  the officers  and   directors under certain
circumstances,   including   those circumstances in which
indemnification would otherwise be discretionary, and (ii) advance expenses to the officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with the officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the companies, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they may be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

         We understand that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.


------------------------------------------------------------------
SEC Registration Fee                                 $773
Accounting Fees and Expenses                       $2,500
Printing and Engraving                             $2,000
Legal Fees and Expenses                           $35,000
Blue Sky Fees and Expenses                         $2,500
Miscellaneous Expenses                             $2,227
Total                                             $45,000


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES


         The following information sets forth certain information for all securities of the Science Dynamics
Corporation, sold during the past three years without registration under the Securities Act of 1933 (the "Securities
Act").  The following pertains to each of the transactions:

     - There were no underwriters involved in any of the transactions.

     - All of the securities issued were restricted common stock, and each of the certificates issued was stamped with the following restrictive legend:

"The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for these shares under the Securities Act of 1933 or an opinion of the Company's counsel that registration is not required under such Act."

     - No form of advertising or general solicitation was utilized in connection with any of the offers or sales of such securities.

     - Redistribution of the common stock was subject to the provisions of Rule 144 of the Securities Act.

     - Each of the offerees either had access to the information or were furnished with the Registrant's latest Form
        10-KSB, Form 10-QSB's for the fiscal periods subsequent to the end of the fiscal period, and all forms 8-K filed by the Registrant since the end of the fiscal period.

     - Each of the purchasers represented that the purchaser was acquiring the securities for the purchaser's own account, for investment only, and not with a view toward the resale, fractionalization, division or distribution thereof, and further, the investors each represented that they had no present plans to enter into any contract, undertaking, agreement, or arrangement for any such resale, distribution, division or fractionalization thereof.

 In December 1998, we sold 1,200,000 shares of our common stock for an aggregate consideration of $600,000 to three accredited investors pursuant to an offering in reliance upon the exemption provided by Rule 506 of Regulation D of the Securities Act.

In March 1999, we acquired a patent for the "Error Detection and Correction System for Use with Address Translation Memory Controller" in exchange for an aggregate of 172,029 shares of common stock valued at $100,000 issued to three shareholders of Gorca Memory Systems, Inc. Such shares were issued in reliance upon Section 4(2) of the Securities Act.

During the period from May 20, 1999 through Dec. 21st 1999 we sold 1,178,000 shares of our common stock for an aggregate consideration of $1,843,000 to six accredited investors pursuant to an offering in reliance upon the exemption provided by Rule 506 of Regulation D of the Securities Act.

 During the period from May 12, 2000 through July 17, 2000, we sold 200,650 shares of our common stock for an aggregate consideration of $1,705,525 to eight accredited investors pursuant to an offering in reliance upon the exemption provided by Rule 506 of Regulation D of the Securities Act.

 On May 22, 2001, we issued an aggregate of $1,200,000 of convertible notes and warrants to purchase 872,727 shares of common stock to three investors. The offering of such securities was made to accredited investors in reliance upon the exemption provided by Rule 506 of Regulation D of the Securities Act of 1933.

ITEM 27.  EXHIBITS

  3.1(1) The Articles of Incorporation dated 5/23/73, and amendments dated 10/31/80 and 11/25/80
  3.1.1(6) Amendment to Articles of Incorporation dated 5/23/84 3.1.2(6) Amendment to Articles of Incorporation dated 7/13/87 3.1.3(6) Amendment to Articles of Incorporation dated 11/8/96 3.1.4(6) Amendment to Articles of Incorporation dated 12/15/98
  3.2(1)   By-Laws
  5.1(5)   Opinion of Sichenzia, Ross, Friedman & Ference LLP
10.01(3)   1992 Incentive Stock Option Plan of the Registrant
10.02(4)   Note - Laurus Master Fund, Ltd.
10.03(4)   Note - The Keshet Fund, L.P.
10.04(4)   Note - Keshet L.P.
10.05(4)   Warrant - Laurus Master Fund, Ltd.
10.06(4)   Warrant - The Keshet Fund, L.P.
10.07(4)   Warrant - Keshet, L.P.
10.08(4)   Subscription Agreement re Laurus Funding
10.09(4)   Security Agreement re Laurus Funding
10.10(6) Employment Agreement between Registrant and Joy C. Hartman, President & CEO
10.11(6) Lease Agreement between Registrant and Cherry Hill Industrial Sites, Inc. dated August 8, 1990
10.12(6) Lease Modification and Extension Agreement between Registrant and Cherry Hill Industrial Sites, Inc.
           dated March 28, 1995
10.13(6)   Sublease between Registrant and Pro Circuits, Inc. dated
           June 4, 1998
23.1(2)    Consent of Peter C. Cosmas, CPA's
23.2(2)    Consent of Sichenzia, Ross, Friedman & Ference LLP
           (included in Exhibit   5.1)
23.3(2)    Consent of Synergy Research Group Inc.
24.1(2)    Power of Attorney (see page II-5)


(1) Filed as like-numbered exhibits to Registration Statement, Form S-18, File Number 33-20687, effective April 21, 1981, incorporated by reference.
(2)  Filed herewith
(3) Incorporated by reference from the Registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 1996.
(4) Incorporated by reference from the Registrant's Form 8-K filed March 15, 2001.
(5)  To be filed by amendment
(6)  Previously filed herewith.



ITEM 28.  UNDERTAKING

 A. Undertaking Pursuant to Rule 415

 The undersigned Registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3)
Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price
set forth  in  the  "Calculation  of  Registration   Fee"  table
in the effective Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the
Registration Statement; (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall
be deemed to be the initial bona fide  offering  thereof;   (3)
To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

 B. Undertaking In Respect of Indemnification

 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public
policy  as  expressed  in  the   Securities   Act  and  is,
therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 C. Undertaking Pursuant to Rule 430A

 The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


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

 SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Cherry Hill, State of New Jersey, on July 23, 2001.


                      SCIENCE DYNAMICS CORPORATION



                     /s/ JOY C. HARTMAN
                      Joy C. Hartman
                      President and Chief Executive Officer





 POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Joy C. Hartman and Robert O'Connor, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities
Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

In accordance with the requirements of the Securities
Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


  Signature                       Title                      Date
  ---------                       -----                      ----


BY:  /s/ Sheldon C. Hofferman  Chairman of the Board   July 23, 2001
     ------------------------
     Sheldon C. Hofferman

BY:  /s/ Joy C. Hartman        President, CEO          July 23, 2001
     ------------------------
     Joy C. Hartman

BY:  /s/  Alan C. Bashforth    Director                July 23, 2001
     ------------------------
     Alan C. Bashforth

BY:  /s/Kenneth P. Ray         Director                July 23, 2001
   ------------------------
     Kenneth P. Ray

BY:  /s/ L. Michael Hone       Director                July 23, 2001
   ------------------------
     L. Michael Hone

BY:  /s/ John Innes            Director                July 23, 2001
   ------------------------
     John Innes

BY:  /s/ Louis Padulo          Director                July 23, 2001
   ------------------------
    Louis Padulo

BY:  /s/ Robert O'Connor       Vice President of       July 23, 2001
   ------------------------    Finance and
     Robert O'Connor           Administration and Chief
                               Financial Officer
                               (Principal Accounting
                                Officer)

           INDEX TO EXHIBITS

  3.1(1) The Articles of Incorporation dated 5/23/73, and amendments dated 10/31/80 and 11/25/80
  3.1.1(6) Amendment to Articles of Incorporation dated 5/23/84 3.1.2(6) Amendment to Articles of Incorporation dated 7/13/87 3.1.3(6) Amendment to Articles of Incorporation dated 11/8/96 3.1.4(6) Amendment to Articles of Incorporation dated 12/15/98
  3.2(1)   By-Laws
  5.1(5)   Opinion of Sichenzia, Ross, Friedman & Ference LLP
10.01(3)   1992 Incentive Stock Option Plan of the Registrant
10.02(4)   Note - Laurus Master Fund, Ltd.
10.03(4)   Note - The Keshet Fund, L.P.
10.04(4)   Note - Keshet L.P.
10.05(4)   Warrant - Laurus Master Fund, Ltd.
10.06(4)   Warrant - The Keshet Fund, L.P.
10.07(4)   Warrant - Keshet, L.P.
10.08(4)   Subscription Agreement re Laurus Funding
10.09(4)   Security Agreement re Laurus Funding
10.10(6) Employment Agreement between Registrant and Joy C. Hartman, President & CEO
10.11(6) Lease Agreement between Registrant and Cherry Hill Industrial Sites, Inc. dated August 8, 1990
10.12(6) Lease Modification and Extension Agreement between Registrant and Cherry Hill Industrial Sites, Inc.
           dated March 28, 1995
10.13(6)   Sublease between Registrant and Pro Circuits, Inc. dated
           June 4, 1998
23.1(2)    Consent of Peter C. Cosmas, CPA's
23.2(2)    Consent of Sichenzia, Ross, Friedman & Ference LLP
           (included in Exhibit   5.1)
23.3(2)    Consent of Synergy Research Group Inc.
24.1(2)    Power of Attorney (see page II-5)


(1) Filed as like-numbered exhibits to Registration Statement, Form S-18, File Number 33-20687, effective April 21, 1981, incorporated by reference.
(2)  Filed herewith
(3) Incorporated by reference from the Registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 1996.
(4) Incorporated by reference from the Registrant's Form 8-K filed March 15, 2001.
(5)  To be filed by amendment
(6)  Previously filed herewith.